Exhibit 99.2

                            TOWER SEMICONDUCTOR LTD.
                                 AND SUBSIDIARY
                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2005

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS








                                                                           Page
                                                                           ----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                     1

BALANCE SHEETS                                                              2

STATEMENTS OF OPERATIONS                                                    3

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                               4

STATEMENTS OF CASH FLOWS                                                    5

NOTES TO FINANCIAL STATEMENTS                                              6-58

[DELOITTE LOGO]                                                Brightman Almagor
                                                                1 Azrieli Center
                                                                  Tel Aviv 67021
                                                    P.O.B. 16593, Tel Aviv 61164
                                                                          Israel

                                                          Tel: +972 (3) 608 5555
                                                          Fax: +972 (3) 609 4022
                                                             info@deloitte.co.il
                                                                www.deloitte.com

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     TO THE SHAREHOLDERS OF
     TOWER SEMICONDUCTOR LTD.

We have audited the accompanying consolidated balance sheets of Tower Semiconductor Ltd. and subsidiary ("the Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiary as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in accordance with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. The effect of the application of the latter on the financial position, results of operations and cash flows as of the dates and for the years presented is summarized in Note 20.

BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER FIRM OF DELOITTE TOUCHE TOHMATSU

Tel Aviv, Israel
February 1, 2006

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
          (dollars in thousands, except share data and per share data)


                                                                               AS OF DECEMBER 31,
                                                                             ----------------------

                                                                    Note        2005         2004
                                                                   -------   ---------    ---------
A S S E T S

    CURRENT ASSETS
       CASH AND CASH EQUIVALENTS                                             $   7,337    $  27,664
       DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS                 31,661       53,793
       TRADE ACCOUNTS RECEIVABLE:                                     14
          RELATED PARTIES                                                        5,309        9,054
          OTHERS                                                                11,467       10,232
       OTHER RECEIVABLES                                              3          9,043       11,365
       INVENTORIES                                                    4         24,376       25,669
       OTHER CURRENT ASSETS                                                      1,048        1,818
                                                                             ---------    ---------
            TOTAL CURRENT ASSETS                                                90,241      139,595
                                                                             ---------    ---------

    LONG-TERM INVESTMENTS
        LONG-TERM INTEREST-BEARING DEPOSITS
          DESIGNATED FOR FAB 2 OPERATIONS                                           --        5,134
                                                                             ---------    ---------

    PROPERTY AND EQUIPMENT, NET                                       5        510,645      609,296
                                                                             ---------    ---------

    OTHER ASSETS, NET:                                                6
       TECHNOLOGY                                                               61,441       76,950
       OTHER                                                                    16,359       16,533
                                                                             ---------    ---------
                                                                                77,800       93,483
                                                                             =========    =========

            TOTAL ASSETS                                                     $ 678,686    $ 847,508
                                                                             =========    =========



LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
       CURRENT MATURITIES OF LONG-TERM DEBT                           8      $  21,103    $      --
       CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                   9          6,453           --
       TRADE ACCOUNTS PAYABLE                                                   59,741       65,326
       OTHER CURRENT LIABILITIES                                      7          8,972       10,678
                                                                             ---------    ---------
            TOTAL CURRENT LIABILITIES                                           96,269       76,004

    LONG-TERM DEBT                                                    8        497,000      497,000

    CONVERTIBLE DEBENTURES                                            9         19,358       26,651

    LONG-TERM LIABILITY IN RESPECT
        OF CUSTOMERS' ADVANCES                                       11A        59,621       64,428

    OTHER LONG-TERM LIABILITIES                                       10        11,012       15,445

    COMMITMENTS AND CONTINGENCIES                                     11
                                                                             ---------    ---------
            TOTAL LIABILITIES                                                  683,260      679,528
                                                                             ---------    ---------

    CONVERTIBLE DEBENTURES                                            12        25,493           --
                                                                             ---------    ---------

    SHAREHOLDERS' EQUITY (DEFICIT)
       ORDINARY SHARES, NIS 1.00 PAR VALUE - AUTHORIZED
          500,000,000 AND 250,000,000 SHARES, RESPECTIVELY;
           ISSUED 68,232,056 AND 66,999,796 SHARES, RESPECTIVELY   11A, 13      16,548       16,274
       ADDITIONAL PAID-IN CAPITAL                                    11A       522,237      517,476
       SHAREHOLDER RECEIVABLES                                                     (26)         (26)
       ACCUMULATED DEFICIT                                                    (559,754)    (356,672)
                                                                             ---------    ---------
                                                                               (20,995)     177,052
       TREASURY STOCK, AT COST - 1,300,000 SHARES                    13C        (9,072)      (9,072)
                                                                             ---------    ---------
            TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                               (30,067)     167,980
                                                                             =========    =========

            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       $ 678,686    $ 847,508
                                                                             =========    =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (dollars in thousands, except share data and per share data)

                                                                       YEAR ENDED DECEMBER 31,
                                                                  -----------------------------------
                                                          NOTE       2005         2004         2003
                                                         ------   ---------    ---------    ---------
REVENUES                                                   14

     SALES                                                        $  93,991    $ 124,111    $  61,368
     REVENUES RELATED TO A JOINT DEVELOPMENT AGREEMENT   11B(3)       8,000        1,944           --
                                                                  ---------    ---------    ---------
                                                                    101,991      126,055       61,368

COST OF SALES                                            11A(1)     238,358      228,410      122,395
                                                                  ---------    ---------    ---------

        GROSS LOSS                                                 (136,367)    (102,355)     (61,027)
                                                                  ---------    ---------    ---------

OPERATING COSTS AND EXPENSES

     RESEARCH AND DEVELOPMENT                                        16,029       17,053       20,709
     MARKETING, GENERAL AND ADMINISTRATIVE                           17,418       21,297       22,615
                                                                  ---------    ---------    ---------

                                                                     33,447       38,350       43,324
                                                                  =========    =========    =========

        OPERATING LOSS                                             (169,814)    (140,705)    (104,351)

FINANCING EXPENSE, NET                                     15       (35,651)     (29,745)      (9,826)

OTHER INCOME (EXPENSE), NET                                16         2,383       32,682          (84)
                                                                  ---------    ---------    ---------

              LOSS FOR THE YEAR                                   $(203,082)   $(137,768)   $(114,261)
                                                                  =========    =========    =========



BASIC LOSS PER ORDINARY SHARE

     LOSS PER SHARE                                               $   (2.55)   $   (1.79)   $   (2.01)
                                                                  =========    =========    =========


     LOSS USED TO COMPUTE
         BASIC LOSS PER SHARE                                     $(203,082)   $(137,768)   $(114,114)
                                                                  =========    =========    =========

     WEIGHTED AVERAGE NUMBER OF ORDINARY
        SHARES OUTSTANDING - IN THOUSANDS                            79,675       77,071       56,696
                                                                  =========    =========    =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                            TOWER SEMICONDUCTOR LTD.
            STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
          (dollars in thousands, except share data and per share data)

                                                                                         PROCEEDS
                                                        ORDINARY SHARES      ADDITIONAL     ON
                                                     ---------------------    PAID-IN   ACCOUNT OF
                                                       SHARES      AMOUNT     CAPITAL  SHARE CAPITAl
                                                     ----------   --------   ---------   --------
     BALANCE - JANUARY 1, 2003                       44,735,532   $ 11,294   $ 400,808   $     --

STOCK-BASED COMPENSATION RELATED TO
   THE FAB 2 CONSTRUCTOR                                                           145
STOCK-BASED COMPENSATION RELATED TO THE
   FACILITY AGREEMENT WITH THE BANKS, NOTE 13B(5)                                4,205
ISSUANCE OF SHARES, NET OF RELATED COSTS              8,260,565      1,856      22,723
PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                                       16,428
AMORTIZATION OF UNEARNED COMPENSATION
LOSS FOR THE YEAR
                                                     ----------   --------   ---------   --------
     BALANCE - DECEMBER 31, 2003                     52,996,097   $ 13,150   $ 427,881   $ 16,428

ISSUANCE OF SHARES                                    2,463,949        553      16,414    (16,428)
ISSUANCE OF SHARES, NET OF RELATED COSTS -
   PUBLIC OFFERING                                   11,444,500      2,550      72,536
EXERCISE OF SHARE OPTIONS                                95,250         21         645
LOSS FOR THE YEAR
                                                     ----------   --------   ---------   --------
     BALANCE - DECEMBER 31, 2004                     66,999,796   $ 16,274   $ 517,476   $     --

ISSUANCE OF SHARES                                    1,232,260        274       1,520
STOCK-BASED COMPENSATION RELATED TO THE
   FACILITY AGREEMENT WITH THE BANKS, NOTE 13B(5)                                2,793
STOCK-BASED COMPENSATION RELATED TO RIGHTS OFFERED
   TO EMPLOYEES, NOTE 13H                                                          448
LOSS FOR THE YEAR
                                                     ----------   --------   ---------   --------
     BALANCE - DECEMBER 31, 2005                     68,232,056   $ 16,548   $ 522,237   $     --
                                                     ==========   ========   =========   ========


                                                 SHAREHOLDER
                                                 RECEIVABLES
                                                     AND
                                                   UNEARNED  ACCUMULATED   TREASURY
                                                COMPENSATION   DEFICIT       STOCK       TOTAL
                                                    -----    ----------    --------    ---------

     BALANCE - JANUARY 1, 2003                       $ (53)   $ (104,643)   $ (9,072)   $ 298,334

STOCK-BASED COMPENSATION RELATED TO
   THE FAB 2 CONSTRUCTOR                                                                      145
STOCK-BASED COMPENSATION RELATED TO THE
   FACILITY AGREEMENT WITH THE BANKS, NOTE 13B(5)                                           4,205
ISSUANCE OF SHARES, NET OF RELATED COSTS                                                   24,579
PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                                       16,428
AMORTIZATION OF UNEARNED COMPENSATION                   27                                     27
LOSS FOR THE YEAR                                               (114,261)                (114,261)
                                                     -----    ----------    --------    ---------
     BALANCE - DECEMBER 31, 2003                     $ (26)   $ (218,904)   $ (9,072)   $ 229,457

ISSUANCE OF SHARES                                                                            539
ISSUANCE OF SHARES, NET OF RELATED COSTS -
   PUBLIC OFFERING                                                                         75,086
EXERCISE OF SHARE OPTIONS                                                                     666
LOSS FOR THE YEAR                                               (137,768)                (137,768)
                                                     -----    ----------    --------    ---------
     BALANCE - DECEMBER 31, 2004                     $ (26)   $ (356,672)   $ (9,072)   $ 167,980

ISSUANCE OF SHARES                                                                          1,794
STOCK-BASED COMPENSATION RELATED TO THE
   FACILITY AGREEMENT WITH THE BANKS, NOTE 13B(5)                                           2,793
STOCK-BASED COMPENSATION RELATED TO RIGHTS OFFERED
   TO EMPLOYEES, NOTE 13H                                                                     448
LOSS FOR THE YEAR                                               (203,082)                (203,082)
                                                     -----    ----------    --------    ---------
     BALANCE - DECEMBER 31, 2005                     $ (26)   $ (559,754)   $ (9,072)   $ (30,067)
                                                     =====    ==========    ========    =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          (dollars in thousands, except share data and per share data)

                                                                                    YEAR ENDED DECEMBER 31,
                                                                             -----------------------------------
                                                                                2005         2004         2003
                                                                             ---------    ---------    ---------
CASH FLOWS - OPERATING ACTIVITIES

   LOSS FOR THE YEAR                                                         $(203,082)   $(137,768)   $(114,261)
   ADJUSTMENTS TO RECONCILE LOSS FOR THE YEAR
     TO NET CASH USED IN OPERATING ACTIVITIES:
       INCOME AND EXPENSE ITEMS NOT INVOLVING CASH FLOWS:
         DEPRECIATION AND AMORTIZATION                                         144,852      121,067       54,611
         EFFECT OF INDEXATION AND TRANSLATION ON
              CONVERTIBLE DEBENTURES                                            (1,031)         676         (878)
         OTHER EXPENSE (INCOME), NET                                            (2,383)     (32,682)          84
       CHANGES IN ASSETS AND LIABILITIES:
         DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE                        2,510       (7,655)      (4,175)
         DECREASE (INCREASE) IN OTHER RECEIVABLES AND OTHER CURRENT ASSETS       1,988         (413)       1,264
         DECREASE (INCREASE) IN INVENTORIES                                      1,293       (6,287)      (6,221)
         INCREASE IN TRADE ACCOUNTS PAYABLE                                      3,082          404          801
         INCREASE (DECREASE) IN OTHER CURRENT LIABILITIES                       (1,839)        (970)       1,467
         INCREASE (DECREASE) IN OTHER LONG-TERM LIABILITIES                     (5,368)       9,344          529
                                                                             ---------    ---------    ---------
                                                                               (59,978)     (54,284)     (66,779)
         INCREASE (DECREASE) IN LONG-TERM LIABILITY
           IN RESPECT OF CUSTOMERS' ADVANCES, NET                                 (760)      19,384         (899)
                                                                             ---------    ---------    ---------
           NET CASH USED IN OPERATING ACTIVITIES                               (60,738)     (34,900)     (67,678)
                                                                             ---------    ---------    ---------

CASH FLOWS - INVESTING ACTIVITIES

   DECREASE (INCREASE) IN DESIGNATED CASH, SHORT-TERM AND LONG-TERM
      INTEREST-BEARING DEPOSITS, NET                                            27,266      (10,037)      14,341
   INVESTMENTS IN PROPERTY AND EQUIPMENT                                       (38,878)    (154,975)    (179,310)
   INVESTMENT GRANTS RECEIVED                                                    7,496       32,636       33,811
   PROCEEDS RELATED TO SALE AND DISPOSAL OF PROPERTY AND EQUIPMENT               2,179        2,626          222
   INVESTMENTS IN OTHER ASSETS                                                  (3,841)        (702)     (22,098)
   DECREASE IN DEPOSITS, NET                                                        --           --       10,500
   PROCEEDS FROM SALE OF LONG-TERM INVESTMENT                                       --       38,677           --
                                                                             ---------    ---------    ---------
           NET CASH USED IN INVESTING ACTIVITIES                                (5,778)     (91,775)    (142,534)
                                                                             ---------    ---------    ---------

CASH FLOWS - FINANCING ACTIVITIES

   PROCEEDS FROM ISSUANCE OF CONVERTIBLE DEBENTURES, NET                        25,086           --           --
   PROCEEDS FROM LONG-TERM DEBT                                                 21,103       66,000           --
   PROCEEDS FROM ISSUANCE OF SHARES, NET                                            --       75,225       24,375
   PROCEEDS FROM EXERCISE OF SHARE OPTIONS                                          --          666           --
   PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                             --           --       16,428
   REPAYMENT OF LONG-TERM DEBT                                                      --           --      (13,000)
   PROCEEDS FROM LONG-TERM DEBT, NET IN CONNECTION WITH
     RE-BORROWING, NOTE 11A(6)                                                      --           --      187,000
                                                                             ---------    ---------    ---------
           NET CASH PROVIDED BY FINANCING ACTIVITIES                            46,189      141,891      214,803
                                                                             =========    =========    =========

       INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        (20,327)      15,216        4,591
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                                   27,664       12,448        7,857
                                                                             ---------    ---------    ---------

       CASH AND CASH EQUIVALENTS - END OF YEAR                               $   7,337    $  27,664    $  12,448
                                                                             =========    =========    =========

NON-CASH ACTIVITIES

   INVESTMENTS IN PROPERTY AND EQUIPMENT                                     $  12,999    $  47,675    $  17,160
                                                                             =========    =========    =========
   STOCK-BASED COMPENSATION RELATED TO
     THE FACILITY AGREEMENT WITH THE BANKS                                   $   2,793    $      --    $   4,205
                                                                             =========    =========    =========
   STOCK-BASED COMPENSATION RELATED TO RIGHTS OFFERED
     TO EMPLOYEES, NOTE 13H                                                  $     448    $      --    $      --
                                                                             =========    =========    =========
   INVESTMENTS IN OTHER ASSETS                                               $     442    $      --    $   3,153
                                                                             =========    =========    =========
   CONVERSION OF LONG-TERM LIABILITY IN RESPECT OF CUSTOMERS' ADVANCES
     TO SHARE CAPITAL                                                        $   1,794    $     539    $      --
                                                                             =========    =========    =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

   CASH PAID DURING THE YEAR FOR CAPITALIZED AND EXPENSED INTEREST           $  32,805    $  25,205    $  15,674
                                                                             =========    =========    =========
   CASH PAID DURING THE YEAR FOR INCOME TAXES                                $      86    $     130    $     239
                                                                             =========    =========    =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL

     A.   DESCRIPTION OF BUSINESS

          Tower Semiconductor Ltd. ("the Company"), incorporated in Israel, commenced operations in March 1993. The Company is an independent wafer foundry dedicated to the manufacture of semiconductor integrated circuits on silicon wafers. The Company manufactures integrated circuits in geometries from 1.0 to 0.35 microns at its 150-millimeter fabrication facility ("Fab 1"), and in 0.18 microns and below at its 200-millimeter fabrication facility ("Fab 2"). As a foundry, the Company manufactures wafers using its advanced technological capabilities and the proprietary integrated circuit designs of its customers.

          The industry in which the Company operates is characterized by wide fluctuations in supply and demand. Such industry is also characterized by the complexity and sensitivity of the manufacturing process, by high levels of fixed costs, and by the need for constant improvements in production technology.

          The Company's Ordinary Shares are traded on the Nasdaq National Market and on the Tel-Aviv Stock Exchange.

     B.   ESTABLISHMENT AND OPERATIONS OF NEW FABRICATION FACILITY (FAB 2)

          In January 2001, the Company's Board of Directors approved the establishment of a new wafer fabrication facility in Israel ("Fab 2"), at an expected cost of approximately $1,500,000. Fab 2 is designed to manufacture semiconductor integrated circuits on silicon wafers in geometries of 0.18 micron and below on 200-millimeter wafers. The Company has entered into several related agreements and other arrangements and has completed public and private financing deals, which, as of the approval date of the financial statements, have provided an aggregate of approximately $1,260,000 of financing for Fab 2.

          The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties. For further details concerning the Fab 2 project and related agreements, some of which were amended several times, see Note 11A.

          During the third quarter of 2003, in which Fab 2's construction was substantially completed, the Company began commercial production and shipment of wafers to its customers utilizing the 0.18 micron process technology. With the commencement of Fab 2 operations, the Company began to depreciate and amortize Fab 2 assets, and to expense most of the ongoing direct costs related to the construction and equipping of Fab 2 and to the transfer of the Fab 2 technology that had been previously capitalized. For further details concerning the depreciation and amortization of Fab 2 assets, see Note 11A.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL (cont.)

     C.   FINANCING OF THE COMPANY'S ONGOING OPERATIONS

          In the year ended December 31, 2005 and in recent years, the Company has experienced significant recurring losses from operations, recurring negative cash flows from operating activities, an increasing accumulated deficit and a deficit in shareholders equity. According to the Company's approved short-term working plan, based on the current prevailing semiconductor market conditions, the Company needs to raise funds in order to finance its short-term activities and liabilities in 2006, including repayment of long-term loans to the extent to be required (see the following paragraph). In addition, according to the Facility Agreement with the Banks, in the fourth quarter of 2006 and in 2007, the Company is to repay on account of long-term loans $21,103 and $160,257, respectively. For details concerning an amendment to the Company's financial ratios and covenants through the third quarter of 2006 under the amended Facility Agreement with the Banks, which was obtained subsequent to a waiver letter agreement signed between the Company and the Banks in January 2005 following non-compliance of the Company with certain of the financial ratios and covenants that were applicable as of December 31, 2004, see Note 11A(6).

          In light of the described above, the Company has been taking comprehensive measures to obtain the needed funds for its near-term ongoing operations, as well as to reduce its short-term liabilities. The Company has also implemented cost reduction measures, including measures to reduce expenses, cost structure and cash burn, and in March 2005, the Company completed a workforce cutback, as part of an across-the-board savings plan focused on operational efficiencies. In this regard, the Company has held discussions with its Equity Investors, Wafer Partners and its Banks to provide additional funding for the Company of an aggregate amount of approximately $60,000. Following an amendment to the Facility Agreement signed between the Company and its Banks in July 2005, and the completion of a rights offering in which in December 2005 and January 2006 the Company raised $48,169 (of which $27,811 was received from certain of the Company's Equity Investors and Wafer Partners), the Company was provided with additional $29,693 from the Banks.

          Further, the Company is currently examining alternatives for additional funding sources, including raising funds in the capital markets, private placements and other sources. In addition, as provided in the July 2005 amendment, subsequent to the balance sheet date the Company and the Banks commenced and are holding discussions for rescheduling of the repayment dates of the $29,693 provided by the Banks under this amendment, currently to be repaid through March 31, 2007 ($21,103 of which in the fourth quarter of 2006 and the reminder in March 31, 2007). Management also intends to discuss with the Banks the rescheduling of the repayment dates of all the remaining loans obtained from the Banks.

          The Company's management estimates that it is probable that additional funds the Company will need in 2006 from the additional funding sources the Company is currently examining, as described above, will be achieved. Management also estimates, based on the discussions held with the Banks subsequent to the balance sheet date, that reaching satisfactory agreement with the Banks regarding the rescheduling of the repayment dates of the $29,693 obtained under the July 2005 amendment is probable. Management further estimates that obtaining satisfactory agreement with the Banks regarding the rescheduling of all the remaining loans obtained from them is achievable, subject that the discussions management intends to hold with the Banks are concluded.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL (cont.)

     D.   USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company's consolidated financial statements are presented in accordance with generally accepted accounting principles ("GAAP") in Israel. See Note 20 for the reconciliation of material differences between GAAP in Israel and in the United States of America.

     A.   PRINCIPLES OF CONSOLIDATION

          The Company's consolidated financial statements include the financial statements of the Company and its wholly-owned marketing subsidiary in the United States, after elimination of material inter-company transactions and balances. The effect of the subsidiary's operations on the Company's revenues, net loss and total assets was immaterial for the dates and periods presented.

     B.   CASH AND CASH EQUIVALENTS

          Cash and cash equivalents consist of deposits in banks and short-term investments (primarily time deposits and certificates of deposit) with original maturities of three months or less.

     C.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The allowance for doubtful accounts is computed on the specific identification basis for accounts whose collectibility, in management's estimation, is uncertain.

     D.   INVENTORIES

          Inventories are stated at the lower of cost or market. Cost is determined for raw materials, spare parts and supplies on the basis of the weighted moving average cost per unit. Cost is determined for work in process and finished goods on the basis of actual production costs.

     E.   PROPERTY AND EQUIPMENT

          (1) Property and equipment are presented at cost, including interest and other capitalizable costs. Capitalizable costs include only incremental direct costs that are identifiable with, and related to, the property and equipment and are incurred prior to its initial operation. Identifiable incremental direct costs include costs associated with acquiring, constructing, establishing and installing property and equipment (whether performed by others or by the Company), and costs directly related to preproduction test runs of property and equipment that are necessary to get it ready for its intended use. Those costs include payroll and payroll-related costs of employees who devote time and are dedicated solely to the acquiring, constructing, establishing and installing property and equipment. Allocation, when appropriate, of capitalizable incremental direct costs is based on management's estimates and methodologies including time sheet inputs.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     E.   PROPERTY AND EQUIPMENT (cont.)

          (1)  (cont.)

               Cost is presented net of investment grants received or receivable, and less accumulated depreciation and amortization. The accrual for grants receivable is determined based on qualified investments made during the reporting period, provided that the primary criteria for entitlement have been met.

               Depreciation is calculated based on the straight-line method over the estimated economic lives of the assets or terms of the related leases, as follows:

                    Prepaid long-term land lease and buildings
                    (including facility infrastructure)              14-25 years
                    Machinery and equipment                          5 years
                    Transportation vehicles                          7 years

          (2) Impairment examinations and recognition are performed and determined based on the accounting policy outlined in O below.

     F.   OTHER ASSETS

          (1)  TECHNOLOGY

               The cost of Fab 2 technologies includes the technology process cost, internal incremental direct costs, mainly payroll-related costs of employees designated for integrating the technologies in the Company's facilities, and incremental direct costs associated with implementing the technologies until the technologies are ready for their intended use. The costs in relation to Fab 2 technologies are amortized over the expected estimated economic life of the technologies. Amortization phases in commencing on the dates on which each of the Fab 2 manufacturing lines is ready for its intended use, and is based on the straight-line method over a four-year period.

               Impairment examinations and recognition are performed and determined based on the accounting policy outlined in O below.

          (2)  DEFERRED FINANCING CHARGES

               Deferred financing charges included in other assets in relation to funding the establishment of Fab 2 are being amortized over the lives of the borrowings based on the repayment schedule of such funding (in general, 6 years). During the establishment period of Fab 2, amortized deferred financing charges were capitalized to property and equipment. Commencing the third quarter of 2003, in which the building and infrastructures of Fab 2 were substantially completed and became ready for their intended use, and in which the initial ramp-up commenced, the deferred financing charges are being amortized to financing expenses, net.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     G.   CONVERTIBLE DEBENTURES

          Convertible debentures the future conversion of which is not probable as of the balance-sheet date are presented as long-term liabilities and current liabilities (with respect to the current maturities) based on their terms as of such date, net of discount.

          Convertible debentures denominated in dollar the future conversion of which is probable as of the balance-sheet date, are presented as a separate line-item between total liabilities and shareholders equity.

          See P(1) below for the effect of the initial adoption of Standard No. 22 of the Israeli Accounting Standards Board "FINANCIAL INSTRUMENTS:
          DISCLOSURE AND Presentation". See Notes 20F and 20G for presentation of convertible debentures in accordance with U.S. GAAP.

     H.   INCOME TAXES

          The Company records deferred income taxes in accordance with Standard No. 19 "INCOME TAXES" of the Israeli Accounting Standards Board, to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized.

          Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets are recognized for temporary differences, which will result in deductible amounts in future years and for carryforwards. An allowance against such deferred tax asset is recognized if it is probable that some portion or all of the deferred tax assets will not be realized. Due to the material loss carryforward of the Company as of December 31, 2005 and uncertainties with regard to its utilization in the future, no deferred taxes were recorded in the Company's results of operations.

     I.   REVENUE RECOGNITION

          Revenues are recognized upon shipment or as services are rendered when title has been transferred, collectibility is reasonably assured and acceptance provisions criteria are satisfied, based on performing electronic, functional and quality tests on the products prior to shipment and customer on-site testing. Such testing reliably demonstrates that the products meet all of the specified criteria prior to formal customer acceptance, and that product performance upon customer on-site testing can reasonably be expected to conform to the specified acceptance provisions. An accrual for estimated returns, computed primarily on the basis of historical experience, is recorded at the time when revenues are recognized.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     J.   RESEARCH AND DEVELOPMENT

          Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, as participation in research and development programs, are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met.

     K.   LOSS PER ORDINARY SHARE

          Basic loss per ordinary share is calculated based on the weighted average number of ordinary shares outstanding during each year presented, adjusted retroactively to include the beneficial feature contemplated in a rights offering. The calculation includes retroactive effect from the beginning of each year (or the issuance date, which is the earlier) of shares issued upon exercise of options and warrants and upon conversion of convertible debentures outstanding at the beginning of each year (or that were issued during the year). The calculation further includes shares issuable from probable exercise and from probable conversion. Basic loss per ordinary share is calculated based on loss for the period with the inclusion of imputed interest income on the exercise price of options and warrants exercised or whose exercise is probable, and of financing expenses in relation to conversion of convertible debentures or probable conversion, as required under Israeli GAAP. See Note 20K for disclosure of loss per share data in accordance with U.S. GAAP.

     L.   DERIVATIVE FINANCIAL INSTRUMENTS

          The Company, from time to time, enters into foreign exchange agreements (primarily forward contracts and options) to hedge non-dollar equipment purchase and other firm commitments. Gains and losses on such agreements through the date that the equipment is received or the commitment is realized are deferred and capitalized to the cost of equipment or the commitment, while gains and losses subsequent thereto, through the date of expiration of the foreign exchange agreement, are included in financing expense, net.

          In addition, the Company, from time to time, enters into agreements to hedge interest rate exposure on long-term loans. Gains and losses on such agreements are recognized on a current basis in accordance with the terms of these agreements, and expensed or capitalized in the same manner as the corresponding interest costs.

          See Note 20D for disclosure of the derivative financial instruments in accordance with U.S. GAAP.

     M.   FUNCTIONAL CURRENCY AND TRANSACTION GAINS AND LOSSES

          The currency of the primary economic environment in which the Company conducts its operations is the U.S. dollar ("dollar"). Accordingly, the Company uses the dollar as its functional and reporting currency. Financing expenses, net in 2005 include net foreign currency transaction gains of $1,398. Financing expenses, net in 2004 and 2003 include net foreign currency transaction losses of $760 and $232, respectively.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     N.   STOCK-BASED COMPENSATION

          The Company accounts for employee and director stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES" ("APB 25") and authoritative interpretations thereof. Accordingly, the Company accounts for share options granted to employees and directors based on the intrinsic value of the options on the measurement date. The compensation cost of options without a fixed measurement date is remeasured at each balance sheet date. Deferred compensation in respect of awards with graded vesting terms is amortized to compensation expense over the relevant vesting periods. In a manner consistent with FIN 28, the vesting period over which compensation is expensed is determined, based on the straight-line method, separately for each portion of the award as if the grant were a series of awards. See P(2) below for the effect of the initial adoption of Standard No. 24 of the Israeli Accounting Standards Board "SHARE-BASED PAYMENTS". See Note 13B(6) for pro forma disclosures required by SFAS 123 and SFAS 148.

          The Company accounts for stock-based compensation of non-employees using the fair value method in accordance with Financial Accounting Standards Board Statement No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION" ("SFAS 123") and EITF 96-18: Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The award cost of warrants granted in connection with bank financing is amortized as deferred financing charges over the terms of the loans, in a manner described in paragraph F(2) above. The award cost of warrants granted in connection with the construction of Fab 2, is recorded as depreciation expense over the life of the prepaid perpetual land lease and buildings. The award cost of warrants granted to consultants and a related party in connection with equity transactions is offset against paid-in-capital.

     O.   IMPAIRMENT OF LONG-LIVED ASSETS

          Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. According to the Israeli Accounting Standards Board No.15, "IMPAIRMENT OF ASSETS", an asset's recoverable value is the higher of the asset's net selling price and the asset's value in use, the latter being equal to the asset's discounted expected cash flows. Prior to issuing Standard No. 15 in January 2003, the Company tested the recoverability of its assets based on undiscounted expected cash flows, as applicable by U.S. GAAP, a method that under Standard No. 15 is no longer acceptable.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     P.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING STANDARDS
          BOARD

          (1) ACCOUNTING STANDARD NO. 22 "FINANCIAL INSTRUMENTS: DISCLOSURE AND PRESENTATION" - In July 2005, the Israeli Accounting Standards Board approved for publication Accounting Standard No. 22 "FINANCIAL INSTRUMENTS: DISCLOSURE AND PRESENTATION" (the "Standard"). A FINANCIAL INSTRUMENT under this Standard is defined, in general, as any contract that establishes a financial asset of an entity, or a financial liability or equity instrument of another entity. This Standard establishes the requirements for presentation of financial instruments in the financial statements and indicates the information that should be disclosed in relation thereto, and, in certain cases, the method to measure their impact on the entity's financial statements. The presentation requirements relate to the classification of financial instruments as financial assets, financial liabilities or equity instruments. It also deals with the classification of related interest, dividends, losses and gains and to the circumstances under which financial assets and financial liabilities derived from financial instruments are to be offset. The Standard establishes requirements for disclosure of information relating to factors affecting the amount, timing and certainty of the entity's future cash flows relating to financial instruments and accounting policy implemented in respect of these instruments. The Standard also establishes requirements for disclosure of information about the nature and the extent of an entity's use of financial instruments, the business purposes they serve, the risks associated with them and management's policies for the oversight of those risks.

               The Standard is effective for financial statements for periods commencing January 1, 2006 or thereafter. The initial adoption of the Standard will be accounted for by the "prospective method", i.e. financial instruments issued before the effective date of the Standard will be classified and presented in accordance with its provisions commencing from the effective date. Comparative financial statements for prior periods are not to be adjusted. The new Standard supersedes Opinion No.53 "ACCOUNTING FOR CONVERTIBLE LIABILITIES" and Opinion No.48 "ACCOUNTING FOR OPTIONS".

               The initial adoption of the Standard is expected to affect primarily the presentation of the Company's convertible debentures (the bifurcation of the convertible debentures into debt component and equity component, as these terms are defined by the Standard). Consequently, on January 1, 2006, the Company's shareholders equity will be recorded with a one-time increase of approximately $17,000, while its total convertible debentures will be decreased by same amount. Commencing from that date, said amount will be amortized as financing expenses through 2011.

          (2) ACCOUNTING STANDARD NO. 24 "SHARE-BASED PAYMENTS" - In September 2005, the Israeli Accounting Standards Board published Accounting Standard No. 24 "SHARE-BASED COMPENSATION" (the "Standard"), which calls for the recognition in the financial statements of share-based payments, including transactions with employees, which are to be settled by the payment of cash, by other assets, or by equity instruments. Under Standard No. 24, amongst other matters, costs associated with grants of shares and options to employees will be expensed over the vesting period of each grant. Said costs will be determined based on the fair value of the grants at each grant date. The Standard establishes guidelines for measuring the fair value of each grant based on the settlement terms (either by cash or equity instrument), and disclosure provisions.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     P. RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING STANDARDS BOARD (cont.)

          (2)  ACCOUNTING STANDARD NO. 24 "SHARE-BASED PAYMENTS" (cont.)

               The Standard is effective for financial statements for periods commencing January 1, 2006 or thereafter. The Standard provides that with respect to Share-based payments to be settled by equity instruments, its provisions should be applied to all grants made after March 15, 2005, that are unvested as of December 31, 2005. The Standard further provides that its provisions should be applied to modifications that were made after March 15, 2005, even if the underlying grants are not in the scope of the Standard.

               As of December 31, 2005, the award cost with respect to outstanding employee and director options on which the Standard will be applied amounts to approximately $2,000, to be amortized over 2006-2009.

     Q.   RECLASSIFICATION

          Certain amounts in prior years financial statements have been reclassified in order to conform to the 2005 presentation.


NOTE 3 - OTHER RECEIVABLES

     Other receivables consist of the following:

                                                      As of December 31,
                                                      -----------------
                                                        2005      2004
                                                      -------   -------
Government of Israel - investment grants receivable   $ 7,276   $ 8,400
Other government agencies                               1,706     2,382
Others                                                     61       583
                                                      -------   -------
                                                      $ 9,043   $11,365
                                                      =======   =======

NOTE 4 - INVENTORIES

     Inventories consist of the following (*):

                           As of December 31,
                           -----------------
                             2005      2004
                           -------   -------
Raw materials              $ 6,777   $ 9,260
Spare parts and supplies     3,738     3,950
Work in process             11,502    10,085
Finished goods               2,359     2,374
                           -------   -------
                           $24,376   $25,669
                           =======   =======

     (*) Net of aggregate write-downs to net realizable value of $3,259 and $2,665 as of December 31, 2005 and 2004, respectively.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 5 - PROPERTY AND EQUIPMENT, NET

     A.   COMPOSITION


                                                    As of December 31,
                                                 -----------------------
                                                   2005           2004
                                                 --------       --------

COST:
Prepaid perpetual land lease and buildings
(including facility infrastructure)              $237,401       $235,632
Machinery and equipment                           709,862        688,691
Transportation vehicles                               425          2,989
                                                 --------       --------
                                                  947,688        927,312
                                                 --------       --------
ACCUMULATED DEPRECIATION AND AMORTIZATION:
Prepaid perpetual land lease and buildings
(including facility infrastructure)                47,841         33,960
Machinery and equipment                           388,867        282,092
Transportation vehicles                               335          1,964
                                                 --------       --------
                                                  437,043        318,016
                                                 ========       ========
                                                 $510,645       $609,296
                                                 ========       ========


          SUPPLEMENTAL DISCLOSURE RELATING TO COST OF PROPERTY AND EQUIPMENT:

          (1) As of December 31, 2005 and 2004, the cost of property and equipment included costs relating to Fab 2 in the amount of $713,837 and $701,982, respectively. Said amounts are net of investment grants of $165,222 and $158,830, respectively.

          (2) As of December 31, 2005, the cost of buildings, machinery and equipment was reflected net of investment grants in the aggregate of $268,688 (as of December 31, 2004 - $262,320).

          (3) Cost of property and equipment as of December 31, 2005 and 2004 includes capitalized interest costs in the aggregate of $18,480.

          (4) Following the commencement of Fab 2 operations in the third quarter of 2003, in which the building and infrastructures of Fab 2 were substantially completed and became ready for their intended use, the Company began to depreciate Fab 2 property and equipment, resulting in depreciation expenses of $109,283, $93,457 and $35,582 in 2005, 2004 and 2003, respectively.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 5 - PROPERTY AND EQUIPMENT, NET (cont.)

     B.   INVESTMENT GRANTS

          In connection with the formation of the Company, the Investment Center of the Ministry of Industry and Trade of the State of Israel ("Investment Center"), under its "approved enterprise" program, approved an investment program for expenditures on buildings and equipment in Fab 1 in the aggregate amount (as amended) of approximately $96,850. The Company completed its investments under this program, and received final approval from the Investment Center in November 1997.

          In January 1996, an investment program ("1996 program") for expansion of Fab 1 in the aggregate amount (as amended in December 1999 and 2001) of $228,680, entitling the Company to investment grants, was approved by the Investment Center. The Company completed its investments under the 1996 program in December 2001 and invested through such date approximately $207,000. In May 2002, the Company submitted the final report in relation to the 1996 program. As of December 31, 2005, the report has not yet received final approval from the Investment Center.

          See Note 11A(8) with respect to the Fab 2 program approved by the Investment Center in December 2000.

          Entitlement to the above grants and other tax benefits is subject to various conditions stipulated by the Israeli Law for the Encouragement of Capital Investments - 1959 ("Investments Law") and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event the Company fails to comply with such conditions, the Company may be required to repay all or a portion of the grants received plus interest and certain inflation adjustments. In order to secure fulfillment of the conditions related to the receipt of investment grants, floating liens were registered in favor of the State of Israel on substantially all of the Company's assets. See also Note 17A.

     C.   For liens see Note 11A(6).

NOTE 6 - OTHER ASSETS, NET

     Other assets, net consist of the following:


                                                          As of December 31,
                                                        ---------------------
                                                         2005           2004
                                                        -------       -------
TECHNOLOGIES (in relation to Fab 2) - Note 11A(2)
    Cost                                                $94,247       $90,747
    Accumulated amortization (*)                         32,806        13,797
                                                        -------       -------
                                                        $61,441       $76,950
                                                        =======       =======
OTHER ASSETS (in relation to Fab 2)
    COST - Deferred financing charges                   $24,049       $20,915
           Other                                          4,448         3,217
                                                        -------       -------
                                                         28,497        24,132
                                                        -------       -------
    ACCUMULATED AMORTIZATION (**):
           Deferred financing charges                    10,812         6,606
           Other                                          1,326           993
                                                        -------       -------
                                                         12,138         7,599
                                                        =======       =======
                                                        $16,359       $16,533
                                                        =======       =======

     (*)  For amortization policy, see Note 2F(1).
     (**) For amortization policy, see Note 2F(2).

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 7 - OTHER CURRENT LIABILITIES

     Other current liabilities consist of the following:

                                                                          As of December 31,
                                                                         ---------------------
                                                                          2005           2004
                                                                         -------       -------
Accrued salaries                                                         $ 3,162       $ 3,902
Vacation accrual                                                           2,322         3,509
Interest payable (primarily in relation to convertible debentures)         1,263         1,208
Other                                                                      2,225         2,059
                                                                         -------       -------
                                                                         $ 8,972       $10,678
                                                                         =======       =======

NOTE 8 - LONG-TERM DEBT

     A.   COMPOSITION:

                                                            As of December 31,
                          Effective interest rate as of   -----------------------
                                December 31, 2005           2005           2004
                          -----------------------------   --------       --------
In U.S. Dollar                        7.06%               $438,103       $417,000
In U.S. Dollar                         6.5%                 80,000         80,000
                                                          --------       --------
Total long-term debt                                       518,103        497,000
Less - current maturities             7.06%                 21,103             --
                                                          --------       --------
                                                          $497,000       $497,000
                                                          ========       ========

     B. All loans received under the Facility Agreement bear interest based on the three-month USD Libor rate plus 2.5%, as revised under the amendment to the Facility Agreement described in detail in Note 11A(6). Prior to the closing of this amendment in December 2003, the loans bore interest based on the three-month USD Libor rate plus 1.55%. The effective interest rate as of December 31, 2005 of loans, the amount of which as of such date was $292,000, includes the terms of collar agreements with knock-out and knock-in features described in
          Note 18A. Interest is payable at the end of each quarter.

     C. For additional information regarding the Facility Agreement, as amended, between the Company and the Banks for financing the construction and equipping of Fab 2, including re-borrowing terms and including loans withdrawn under the July 2005 amendment to the Facility Agreement, see Note 11A(6).

     D.   REPAYMENT SCHEDULE

          The balance of the long-term debt as of December 31, 2005 is repayable as follows:

          2006 - current maturities                             $ 21,103
          2007                                                   151,667
          2008                                                   165,667
          2009                                                   165,666
          2010                                                    14,000
                                                                --------
                                                                $518,103
                                                                ========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 8 - LONG-TERM DEBT (cont.)

     E. The agreement with the Company's Banks restricts the Company's ability to place liens on its assets (other than to the State of Israel in respect of investment grants - see Note 11A(8), and to Siliconix - see
          Note 11E(3)) without the prior consent of the Banks. Furthermore, the agreements contain certain restrictive financial covenants (see also
          Note 11A(6)). For further details concerning amendments to the Facility Agreement for revised financial ratios and covenants for 2005 and 2006, see Note 11A(6).


NOTE 9 - CONVERTIBLE DEBENTURES

     A.   COMPOSITION:

                                                     As of December 31,
                         Interest rate as of       ---------------------
                          December 31, 2005         2005          2004
                         -------------------       -------       -------
Convertible debentures          4.7%               $25,811       $26,651
Less - current maturities                            6,453            --
                                                   -------       -------
                                                   $19,358       $26,651
                                                   =======       =======

     B. In January 2002, the Company issued on the Tel-Aviv Stock Exchange, NIS 110,579,800 principal amount of convertible debentures, linked to the Israeli Consumer Price Index ("CPI") (adjusted to the CPI as of December 31, 2005 - NIS 119,960,426, $26,061). The debentures were issued at 96% of their par value, and bear annual interest at the rate of 4.7%, payable in January of each year commencing in January 2003. The principal amount is payable in four equal installments in January of each year between 2006 and 2009. The debentures may be converted until December 31, 2008 into Ordinary Shares, at a conversion rate of one Ordinary Share per each NIS 41.00 principal amount of the debentures, linked to the CPI (subject to customary adjustments) (adjusted to the CPI as of December 31, 2005 - NIS 44.48, $9.66). The effective rate of interest on the convertible debentures, taking into account the initial proceeds, net of the discount and the related costs of issuance, is 7.26%. For U.S. GAAP purposes, which require taking into account, in addition to the discount and the related issuance costs, amounts attributed to the options described in Note 13E, the effective rate of interest on the convertible debentures is 9.88%.

          Subject to certain conditions and the Company's Facility Agreement, the Company may announce the early redemption of the debentures or part thereof, provided that the sum of the last payment on account of the principal shall be no less than approximately $700.

          If on a payment date of the principal or interest on the debentures there exists an infringement of certain covenants and conditions under the Facility Agreement, the dates for payment of interest and principal on the debentures may be postponed, depending on various scenarios under the Facility Agreement until such covenant or condition is settled.

          The debentures and interest thereon are unsecured and rank behind the Company's existing and future secured indebtedness, including indebtedness to the Banks under the Facility Agreement, as well as to the government of Israel in connection with grants the Company received under its approved enterprise programs and to Siliconix.

          See Note 20F for disclosure of the accounting treatment of the convertible debentures in accordance with U.S. GAAP.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 9 - CONVERTIBLE DEBENTURES (cont.)

     C. Following the initial adoption of Accounting Standard No. 22 "FINANCIAL INSTRUMENTS: DISCLOSURE AND PRESENTATION" of the Israeli Accounting Standards Board (see Note 2P(1)) in the first quarter of 2006, the Company's convertible debentures would be bifurcated in a manner by which the Company's shareholders' equity would increase by approximately $500 and the convertible debentures will be reduced by the same amount. Said amount will be expensed as financing expenses through 2009.


NOTE 10 - OTHER LONG-TERM LIABILITIES

     A.   COMPOSITION

                                                                 As of December 31,
                                                              ------------------------
                                                                2005            2004
                                                              --------        --------
Net liability for employee
   termination benefits (see B below):
     Gross obligation                                         $ 18,445        $ 20,938
     Amounts funded through deposits to severance
         pay funds and purchase of insurance policies          (13,658)        (16,350)
                                                              --------        --------
                                                                 4,787           4,588
 Long-term advances (see Note 11B(3))                                -           5,500
 Long-term liabilities in respect of license agreements          5,123           5,191
 Other                                                           1,102             166
                                                              --------        --------
                                                              $ 11,012        $ 15,445
                                                              ========        ========

     B.   EMPLOYEE TERMINATION BENEFITS

          Israeli law and labor agreements determine the obligations of the Company to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The liability for severance pay benefits, as determined by Israeli Law, is generally based upon length of service and the employee's monthly salary. This liability is primarily covered by regular deposits made each month by the Company into recognized severance and pension funds and by insurance policies purchased by the Company, based on the employee's salary for the relevant month. The amounts so funded are not reflected separately on the balance sheets, since they are controlled by the fund trustees and insurance companies and are not under the control and management of the Company. For presentation of employee termination benefits in accordance with U.S GAAP, see Note 20C.

          Costs relating to employee termination benefits were approximately $2,631, $3,836 and $2,828 for 2005, 2004 and 2003, respectively.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2

          (1)  OVERVIEW

               In January 2001, the Company's Board of Directors approved the establishment of a new wafer fabrication facility in Israel ("Fab 2"), at an expected cost of approximately $1,500,000. Fab 2 is designed to manufacture semiconductor integrated circuits on silicon wafers in geometries of 0.18 micron and below on 200-millimeter wafers. The Company has entered into several related agreements and other arrangements, and has completed public and private financing transactions, to provide an aggregate, as of the approval date of the financial statements, of approximately $1,260,000 of financing for Fab 2. The agreements and arrangements include those with technology partners, Wafer Partners, Equity Investors, the Company's Banks, the Government of Israel through the Investment Center and others. The agreements with the Banks and the Investment Center are subject to certain conditions, including the achievement of performance and financing milestones, and the securing of additional required financing. The Company has also entered into agreements for the design and construction of Fab 2, for equipping Fab 2 and for the transfer to the Company of process technologies to produce wafers in Fab 2.

               As of December 31, 2005, the Company had incurred costs associated with the establishment of Fab 2 project of an aggregate of approximately $1,000,000. As of the approval date of the financial statements, the major shareholders of the Company have invested an aggregate of $323,730; the Banks have made long-term loans in the aggregate of $526,693; the Investment Center grants at an aggregate of $165,419; the Company has raised $243,370 from other financial sources.

               During the third quarter of 2003, in which Fab 2's construction was substantially completed, the Company began commercial production and shipment of wafers to its customers utilizing the
               0.18 micron process technology. With the commencement of Fab 2 operations, the majority of the ongoing direct costs related to the construction and equipping of Fab 2 and to the transfer of the Fab 2 technologies that previously had been capitalized, are no longer capitalizable. Depreciation and amortization of Fab 2 assets in 2005, 2004 and 2003 amounted to $133,021, $108,542 and
               $39,625, respectively (see also Note 5A), the majority of which is included in cost of goods sold.

               The construction and equipping of Fab 2 is a substantial project, which requires extensive management involvement as well as timely coordination of the activities of many participants. In addition, this project is a complex undertaking which entails substantial risks and uncertainties, including but not limited to those associated with the following: obtaining additional commitments to finance the construction and equipping of Fab 2 and its ongoing operations (see also Note 1C); achieving certain operational milestones and complying with various significant conditions and financial ratios and covenants provided by the Facility Agreement with the Banks; compliance with the conditions under the Approval Certificate for Fab 2 provided by the Investment Center; and completing the complex processes of transferring from Freescale the manufacturing technologies to be used at Fab 2 and development of new technologies.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (1)  OVERVIEW (cont.)

               According to the Facility Agreement with the Banks, raising certain required additional funding by the dates specified, achieving the milestones as scheduled, as well as complying with all the conditions and financial ratios and covenants stipulated in that agreement and in the Approval Certificate from the Investment Center, are material provisions for financing provided and to be further obtained. For details concerning revising certain of the financial ratios and covenants under the Facility Agreement for 2005 and 2006, as were amended in the July 2005 amendment to the Facility Agreement, see paragraph A(6) below.

          (2)  TECHNOLOGY TRANSFER AGREEMENTS

               TOSHIBA - In April 2000, the Company entered into a technology transfer agreement with Toshiba Corporation ("Toshiba"), a Japanese corporation. This agreement provided for the transfer by Toshiba to the Company of advanced semiconductor manufacturing process technologies installed in Fab 2 including related technology transfer assistance in exchange for certain fees for patent licenses, technology transfer and technical assistance. The transfer of the technology was substantially completed during the first half of 2003. The Company's commitment under the Toshiba agreement to reserve for Toshiba a certain portion of Fab 2 wafer manufacturing capacity expired in December 2005.

               FREESCALE - In September 2002, the Company entered into a non-exclusive technology transfer, development and licensing agreement with Freescale. This agreement provides for the transfer by Freescale to the Company of existing and newly developed versions of advanced semiconductor manufacturing process technologies to be installed in Fab 2, and for the provision by Freescale of related technology transfer assistance, in exchange for certain fees for patent and other intellectual property licenses, technology transfer and development, technical assistance and ongoing royalties based on sales of products to be manufactured in Fab 2 with the transferred technology. Subject to prior termination for cause by Freescale, the licenses under the agreement are perpetual.

          (3)  WAFER PARTNER AGREEMENTS

               During 2000, the Company entered into various share purchase agreements ("Wafer Partner Agreements") with SanDisk Corporation, Alliance Semiconductor Corporation, Macronix International Co., Ltd. and QuickLogic Corporation (collectively, the "Wafer Partners"; excluding QuickLogic, the "primary Wafer Partners") to partially finance the construction and equipping of Fab 2. Pursuant to the Wafer Partner Agreements, the Wafer Partners agreed to invest an aggregate of $250,000 to purchase Ordinary Shares of the Company. According to the Wafer Partner Agreements, the Company agreed, subject to certain conditions, to reserve for each Wafer Partner a certain portion, and collectively approximately 50%, of Fab 2 wafer manufacturing capacity for a period of 10 years ending January 2011.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (3)  WAFER PARTNER AGREEMENTS (cont.)

               Through December 31, 2005, the Wafer Partners invested in the Company, based on the Wafer Partner Agreements, an aggregate of $246,823, of which as of such date $201,909, was credited as paid in capital and $44,914, was established as long-term customers' advances which may be, subject to the terms and conditions stipulated in the Wafer Partner Agreements utilized as credit against purchases to be made by the Wafer Partners, or converted into paid-in-capital. Through December 31, 2005, the Wafer Partners were issued an aggregate of 27,475,135 Ordinary Shares at an average price per share of $7.35, which was determined based on the average closing sale price of the Company's Ordinary Shares for the 15-30 trading days prior to making any investment.

               For additional investments made by the primary Wafer Partners in the aggregate amount of $19,089 in connection with the 2002 and 2005 rights offerings, see Notes 13F and 13H, respectively, and paragraph (6) below.

          (4)  EQUITY INVESTOR AGREEMENTS

               Through December 31, 2005, The Israel Corporation ("TIC"), the principal shareholder of the Company, and Challenge Fund-Edgar II LP, a Delaware limited partnership ("Challenge") (together, "Equity Investors") invested in the Company, an aggregate of $55,000 for the purchase of an aggregate of 7,419,835 Ordinary Shares of the Company at an average price per share of $7.41, which was determined based on the average closing sale price of the Company's Ordinary Shares for the 15-30 trading days prior to making any investment. The investments of TIC and Challenge were made in accordance with share purchase agreements the Company entered into with them in December 2000 and February 2001, respectively.

               For additional investments made by TIC in the aggregate amount of $29,152 in connection with the 2002 and 2005 rights offerings, see Notes 13F and 13H, respectively, and paragraph (6) below.

               In 2002, a Canadian pension fund invested in the Company's equity $15,000 in consideration for 3,000,000 Ordinary Shares of the Company for $5.00 per share, and a warrant to purchase an additional 1,350,000 Ordinary Shares of the Company. The warrant is exercisable for a four-year period ending in October 2006, at an exercise price of $7.50 per share (subject to customary adjustments).

          (5) AMENDMENTS TO THE PRIMARY WAFER PARTNER AND EQUITY INVESTOR AGREEMENTS

               Pursuant to the primary Wafer Partner Agreements, as amended, the primary Wafer Partners were entitled to convert an aggregate of up to $7,507 of the unutilized long-term customers' advances, which they had as of December 31, 2005, into fully-paid Ordinary Shares of the Company. In January 2006, one of the primary Wafer Partners notified the Company of its election to convert $3,880 of its advances into paid-in equity entitling it for 2,455,905 Ordinary Shares of the Company, constituting approximately 3.67% of the Company's outstanding Ordinary Shares as of December 31, 2005. The number of shares was determined based on $1.58 per share, which was the average closing sale price of the Company's Ordinary Shares for the 15 trading days prior to December 31, 2005.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (5) AMENDMENTS TO THE PRIMARY WAFER PARTNER AND EQUITY INVESTOR AGREEMENTS (cont.)

               Pursuant to the primary Wafer Partner Agreements, as amended, each of the primary Wafer Partners has an option to convert, at the end of each calendar quarter in 2004-2006, that portion of the long-term customers' advances which it is entitled to utilize, based upon payments made by such primary Wafer Partner during that quarter, into fully-paid Ordinary Shares of the Company. The number of shares is to be determined based on the average closing sale price of the Company's Ordinary Shares for the 15 trading days preceding the end of each quarter. Accordingly, through December 31, 2005, two of the primary Wafer Partners had converted an aggregate of $2,332 of long-term customer advances into 1,349,423 fully paid Ordinary Shares of the Company, at an average share price of $1.73 per share.

               Any quarterly amount, which the primary Wafer Partners have elected not to so convert, will not be utilizable against purchases made subsequent to that quarter, and shall bear interest, payable at the end of each quarter, at an annual rate equal to three-month LIBOR plus 2.5% through December 31, 2007. The aggregate principal of the unconverted long-term customers' advances, which could have been utilized against purchases and which the primary Wafer Partners elected not to convert into fully-paid Ordinary Shares of the Company (as of December 31, 2005 - $1,102), shall be fully repaid on December 31, 2007. Other than as described above in this paragraph and the preceding paragraph, each of the primary Wafer Partners agreed that long-term customer's advances could not be utilized before December 31, 2006. Following December 31, 2006, the remaining long-term customer advances may be utilized as credits against purchases to be made.

          (6)  FACILITY AGREEMENT

               OVERVIEW - In January 2001, the Company entered into a credit facility agreement with two leading Israeli banks ("Banks") entitling the Company to borrow an aggregate, as amended in January 2002, of $500,000 to finance the construction and equipping of Fab 2 ("Facility Agreement"). Of that amount, as of December 31, 2005, the Company withdrew an aggregate of $497,000. These loans bear interest at a rate of Libor plus 2.5% per annum payable at the end of each quarter (prior to the November 2003 amendment, described below, the loans bore interest at a rate of Libor plus 1.55% per annum). The loans are subject to certain prepayment provisions. Unused amounts under the Facility Agreement were subject to a quarterly commitment fee of 0.25% per annum.

               In July 2005, the Company and its Banks entered into a definitive amendment to the Facility Agreement. The amendment provides, among other things, for Bank financing of up to approximately $30,000, subject to the Company raising a similar amount by March 31, 2006. Through the approval date of the financial statements, the Banks provided the Company with the entire amount it was entitled to borrow under the July 2005 amendment following the consummation of a rights offering in January 2006 by the Company (for additional details, see below).

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT (cont.)

               REPAYMENT SCHEDULE - Loans in the amount of $431,000 received by the Company through December 31, 2003, were repaid on December 31, 2003 and, concurrently, an equivalent amount was drawn down on such date to be repaid in 12 equal consecutive quarterly installments commencing March 31, 2007 (the net amount of long-term loans the Company received in 2003 in connection with the abovementioned re-borrowing was $187,000). Loans in the amount of $66,000 drawn down during 2004 are repayable in 12 equal consecutive quarterly installments, commencing three years from the draw down date of each loan, which in no case shall be after the maturity date of the Facility Agreement. Loans drawn down under the July 2005 amendment are repayable in a period between twelve to fifteen months from each date any amount is received by the Company.

               The July 2005 amendment further provides that a rescheduling of the repayment dates of the loans drawn down under it shall be discussed following the closing date of the amendment. Subsequent to the balance sheet date, the Company and the Banks commenced and are holding discussions for rescheduling of the repayment dates of the $29,693 provided by the Banks under this amendment. For further details regarding loans drawn down under the Facility Agreement see Note 8.

               NOVEMBER 2003 AMENDMENT - In November 2003, the Company and its Banks entered into an amendment to the Facility Agreement. The amendment was based, among other things, on an updated plan for the construction and equipping Fab 2 submitted to the Banks, and was approved by the Company's shareholders' meeting held in December 2003. Pursuant to the amendment, the Banks waived all noncompliance or breach of covenants by the Company prior to the date of amendment. The amendment further revised and updated the covenants under the Facility Agreement according to which the Company is obligated to comply with certain operational and financial ratios, primarily total shareholders' equity to total assets, quarterly and annual EBITDA, sales and production capacity milestones.

               During 2005, the Company and the Banks entered into the following amendments to the Facility Agreement:

               o JANUARY 2005 AMENDMENT - In January 2005, the Company and its Banks signed a waiver letter agreement according to which the Banks waived the Company's non-compliance with certain financial ratios and covenants for the fourth quarter of 2004. The agreement also amended certain of the financial ratios and covenants with which the Company was to comply with during 2005, and which were further revised in the framework of the July 2005 amendment to the Facility Agreement described below.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT (cont.)

               o JULY 2005 AMENDMENT - In July 2005, the Company and its Banks entered into a definitive amendment to the Facility Agreement, which closed in August 2005. The amendment provides, among other things, for the Banks to provide additional financing of up to approximately $30,000, subject to the Company raising through the issuance of shares or convertible debentures $23,500 by October 31, 2005 (which was subsequently extended to December 31, 2005) and an additional $6,500 by March 31, 2006. In connection with the amendment, certain of the Company's Equity Investors, Wafer Partners and other investors committed to invest an aggregate of $23,500 towards such funding in the context of a rights offering. Following the closing of the amendment to the Facility Agreement described above and complying with the above commitments, the Banks provided the Company with the full amount of loans to which it was entitled to borrow under the July 2005 amendment.

                    Under the July 2005 amendment, the $29,693 provided by the Banks through January 2006 bear annual interest based on the three-month LIBOR plus 2.5% and are repayable in a period between twelve to fifteen months from each date any amount was received by the Company. The amendment further provides that a rescheduling of said repayment dates shall be discussed following the closing date of the amendment. Such discussions have been commenced subsequent to the balance sheet date.

                    The July 2005 amendment further provides that: (i) The Israel Corp. ("TIC") undertaking, as detailed below, shall be extended from June 30, 2006 to December 31, 2006; (ii) such undertaking will be deemed to have been fulfilled if TIC invests at least $14,000 in the context of a rights offering; (iii) any amounts raised in equity or in convertible debentures through March 31, 2006, up to $30,000, shall not constitute financing from other sources towards the $152,000 fundraising milestone, as detailed below; and (iv) the last date in which the Company is to comply with the $152,000 fundraising milestone is postponed from December 31, 2005 to June 30, 2006.

                    The amendment also revised certain of the financial ratios and covenants through the third quarter of 2006 (primarily quarterly EBITDA and sales).

                    As described in Note 13H, the Company raised $48,169 in the form of a rights offering, thereby satisfying its obligations to raise $23,500 and $6,500 by December 31, 2005 and March 31, 2006, respectively. In the context of such rights offering, TIC invested $20,000, thereby terminating its undertaking detailed below. In addition, the commitment by one of the Company's Wafer Partners to invest an aggregate of $3,500 in the rights offering was fulfilled.

                    Following the satisfaction of all the Company's commitments under the July 2005 amendment, as of December 31, 2005, $21,103 was drawn down in two installments and in January 2006, an additional $8,590 was drawn down.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT (cont.)

               FUNDRAISING MILESTONE - According to the amended Facility Agreement with the Banks, the Company is to raise from specified financial sources an aggregate of $152,000 by June 30, 2006. As of the approval date of the financial statements, the Company had raised $144,124 towards said amount. Accordingly, the Company's remaining obligation to raise financings from specified financial sources is $7,876 to be raised by June 30, 2006.

               The Facility Agreement provided that should the Company fail to meet its fundraising obligation towards the aggregate of $152,000 by June 30, 2006, the Banks will have the option to demand that the Company consummate within three months from the failing raising date a rights offering of convertible debentures and warrants to purchase the Company's Ordinary Shares to raise the missing amount towards the required funding, all in accordance with the terms prescribed in the Facility Agreement.

               TIC'S UNDERTAKING - In connection with the November 2003 amendment to the Facility Agreement, TIC undertook to the Banks to exercise all of the rights it received in the above mentioned rights offering. In addition, as part of TIC's undertaking, it agreed to purchase from the Company additional securities in a private placement on the same terms as the rights offering, in an amount equal to 50/93 of the difference between the amount the Company was to raise in the rights offering and the amount raised from shareholders other than TIC, less any amounts actually invested in the rights offering by TIC in connection with the exercise of its own rights. Following TIC's investment in the Company of $20,000 in the context of the 2005 rights offering (see Note 13H), according to the July 2005 amendment, TIC's undertaking has been fulfilled.

               For further details regarding 58,906 warrants issued to TIC in connection with its undertaking described above, see Note 13B(5)(b).

               The Company has agreed to indemnify TIC for any liabilities it incurs with respect to these arrangements, up to a maximum of $100,000 as follows: up to $25,000 in cash and any amount exceeding such $25,000 limit will earn interest at LIBOR plus 2.5% and will be paid on the same terms that the Company repays its loans to the Banks.

               WARRANTS ISSUED TO THE BANKS - For further details regarding 9,561,060 warrants issued to the Banks in connection with the Facility Agreement, see Note 13B(5)(a).

               COMPLIANCE WITH FINANCIAL RATIOS AND COVENANTS - As of the balance sheet date, the Company was in full compliance with all of the financial ratios and covenants under the amended Facility Agreement. As of the approval date of the financial statements, the Company anticipates that it will not be in compliance with all of the financial ratios and covenants under the amended Facility Agreement applicable for the fourth quarter of 2006. According to the Facility Agreement, satisfying the financial ratios and covenants is a material provision.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT (cont.)

               LIENS - Under the Facility Agreement, the Company agreed to register liens in favor of the Banks on substantially all its present and future assets. If, as a result of any default under the Facility Agreement, the Banks were to accelerate the Company's obligations, the Company would be obligated to immediately repay all loans made by the Banks (which as of the approval date of the financial statements amounted to $526,693), plus penalties, and the Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of the liens against the Company's assets.

               OFFEROR BY THE BANKS - If one or more certain bankruptcy related events occur, the Banks are entitled to bring a firm offer made by a potential investor to purchase the Company's ordinary shares ("the Offer") at a price provided in the Offer. In such case, the Company shall be required thereafter to procure a rights offering to invest up to 60% of the amount of the Offer on the same terms. If the offeror offers a majority of the Company's outstanding share capital, the rights offering will be limited to allow for this, unless TIC and the primary Wafer Partners agree to exercise in a rights offering rights applicable to their shareholdings and agree to purchase in a private placement enough shares to ensure that the full amount of the Offer is invested.

          (7)  FAB 2 CONSTRUCTION AGREEMENT

               In August 2000, the Company entered into a fixed price turn-key agreement with a contractor for the design and construction of Fab 2 in consideration of approximately $200,000 to be paid according to certain performance milestones stipulated in the agreement. As of December 31, 2005, approximately $192,000 of that amount had already been paid by the Company.

          (8)  APPROVED ENTERPRISE STATUS

               In December 2000, the Investment Center approved an investment program in connection with Fab 2 for expansion of the Company's plant. The approval certificate for the program provided for a benefit track entitling the Company to investment grants at a rate of 20% of qualified investments of up to $1,250,000, or an aggregate of up to $250,000, of which as of the balance sheet date, an aggregate of $158,143 has been received from the Investment Center. Since the Company's eligibility to receive grants is with respect to investments in Fab 2 plant and equipment made by December 31, 2005, five years from the date the approval certificate was obtained, the Company is not to receive grants under this program for investments made after that date.

               Due to the later than planned commencement of construction of Fab 2, prevailing market conditions and slower than planned ramp-up, as of December 31, 2005, the Company did not complete the program and made investments constituting approximately 72% of the eligible investments under the approved enterprise program.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (8)  APPROVED ENTERPRISE STATUS (cont.)

               As a result of the Company's actual investments lagging behind the original terms of the program, the Company notified the Investment Center of its revised investment schedule contemplated in an updated plan for the construction and equipping Fab 2. Such plan includes, among other matters, a reduced rate of annual investments and lower than projected expectations for Fab 2 sales. In July 2004, the Company received from the Investment Center an approval to the revised investment schedule.

               Since the approved investment period of five years ended on December 31, 2005, the Company has been holding discussions with the Investment Center to achieve satisfactory arrangements to approve a new expansion program to commence on January 1, 2006. During the first half of 2005, the Company received letters from the Israeli Minister of Industry, Trade and Employment and from the General Manager of the Investment Center stating that they will act under Israeli law to support such expansion. In April 2005, at the Investment Center's request, the Company submitted a revised business plan to the Investment Center for the period commencing on January 1, 2006. As of the approval date of the financial statements, although the Investment Center has concluded its review of the revised business plan, the Company has not received, and the Company's management cannot estimate when the Company will receive, a formal response to its request for a new expansion program to commence on January 1, 2006, or if the Investment Center will approve the Company's request.

               Any failure by the Company to meet the conditions of the 2000 approval certificate may result in the cancellation of all or a portion of the grants to be received and tax benefits and in the Investment Center requiring the Company to repay all or a portion of grants already received. Under Israeli law, the Company's non-completion of investments in an amount of $1,250,000 by December 31, 2005 may permit the Investment Center to require the Company to repay all or a portion of grants already received. Management believes that it is improbable that the Investment Center would demand the Company to repay all or a portion of grants already received, or deny investment grants receivable as of December 31, 2005, due to its non-completion of investments in the amount of $1,250,000 by December 31, 2005 - see also Note 17A.

          (9)  AGREEMENT WITH THE ILA

               In November 2000, the Company entered into a development agreement with the Israel Land Administration ("ILA") with respect to a parcel of land on which Fab 2 was constructed. Following the completion of the construction of Fab 2 on the land, in June 2003, the Company entered into a long-term lease agreement with the ILA for a period ending in 2049. The lease payments through 2049 relating to this lease have been paid in advance.

          (10) HEDGING ACTIVITIES

               For hedging transactions and agreements the Company has entered into, see Note 18C.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (11) OTHER AGREEMENTS

               Through December 31, 2005, the Company had entered into several additional agreements related mainly to the construction, equipping and transfer of technology for Fab 2. The Company's aggregate commitment in connection with these agreements which were not supplied or rendered as of such date, including the Fab 2 construction agreement described in paragraph (7) above, amounted to $14,715.

     B.   LICENSE AGREEMENTS

          (1) In June 2000, the Company entered into a cross license agreement with a major technology company. According to the agreement, each party acquired a non-exclusive license to certain of the other's patents. The Company agreed to pay an annual royalty through July 2005. Though the licenses terminated on December 31, 2005, the parties are currently negotiating the renewal of said agreement.

          (2) In December 2001, the Company and DSP Group Ltd. ("DSPG") entered into a license agreement, pursuant to which DSPG granted the Company a personal, non-exclusive, nontransferable license to use certain technology in the Company's products, in exchange for license fee and ongoing royalties to be paid by either the Company or its customers based on sales of products manufactured in Fab 2 based on the technology. In addition, the agreement provides for technical support by DSPG in connection with using the technology. The license terminates on December 31, 2007.

          (3) In May 2002, the Company entered into a joint development and royalty-free, non-exclusive cross-license agreement with a Japanese semiconductor manufacturer corporation, for the joint development of certain technology to be used by the Company in its Fab 2 and by the Japanese manufacturer in its facilities. In April 2005, the Japanese semiconductor manufacturer corporation elected, and the Company agreed, to cease the joint development of certain technology and to terminate the agreement. However, the license rights granted to the parties continue pursuant to the terms of the May 2002 original agreement. According to the terms of the termination agreement, the Japanese manufacturer paid the Company an amount of $2,500 in April 2005. In addition, each party expressly released the other party from any obligations or liabilities of any nature in connection with the original agreement. Revenues for 2005 and 2004 include $8,000 and $1,944, respectively, in relation to this agreement, with the $8,000 of 2005 received subsequent to the termination of the agreement, and as a result of its termination. See also Note 10A.

          (4) The Company from time to time enters into intellectual property and licensing agreements with third parties, the effect of each of them on the Company's total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties. See also Note 10A and paragraph E(2) below.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     C.   LEASES

          (1) The Company's offices and engineering and manufacturing operations are located in a building complex situated in an industrial park in Migdal Ha'emek, in the northern part of Israel. These premises are currently occupied under a long-term lease from the Israel Lands Authority, which expires in 2032. The Company has no obligation for lease payments related to this lease through the year 2032.

          (2) With respect to a long-term lease agreement of land on which Fab 2 was constructed, see paragraph A(9) above.

          (3) The Company occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2005.

     D.   PROFIT SHARING PLAN

          The Company maintains an employee profit sharing plan. No amounts were provided for under this plan for periods presented in these financial statements, since the Company did not record profits for these periods.

     E.   OTHER PRINCIPAL AGREEMENTS

          (1) MACRONIX - In December 2000, the Company and Macronix entered into an agreement according to which the Company waived in favor of Macronix certain exclusive semiconductor manufacturing rights it received from Saifun.

          (2) SAIFUN - Pursuant to an agreement between the Company and Saifun signed in October 1997, the Company has certain exclusive semiconductor manufacturing rights for certain licensed technology. The agreement also sets certain limitations on Saifun regarding future licensing of such technology (see (1) above). Pursuant to certain provisions of the agreement, the Company and Saifun are obligated, under certain circumstances, to pay each other royalties. For royalty amounts received and payable by the Company under the agreement, see Note 19B. The agreement terminates in October 2007, unless terminated earlier for cause.

          (3) SILICONIX - In May 2004, the Company and chip maker Siliconix incorporated ("Siliconix"), a wholly-owned subsidiary of Vishay Intertechnology Inc., entered into a definitive long-term foundry agreement for semiconductor manufacturing. Pursuant to the agreement, Siliconix will place with the Company orders valued at approximately $200,000 for the purchase of wafers to be manufactured in the Company's Fab 1 over a seven to ten year period. Approximately $53,000 of that amount will be delivered over an initial three-year period commencing the second quarter of 2005 (the date in which the transfer of Siliconix's technology to Fab 1 was completed). According to the agreement, in August 2004 Siliconix advanced the Company $20,000 to be used primarily for the purchase of additional equipment required to satisfy Siliconix's orders. The advanced amount is credited towards the purchase price of wafers. The unused remaining balance of the $20,000 ($9,631 as of December 31, 2005) is included in designated cash and short-term interest-bearing deposits in the balance sheet. The Company registered liens in favor of Siliconix on the bank account in which the $20,000 was deposited and over the equipment purchased in connection with the transaction.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     E.   OTHER PRINCIPAL AGREEMENTS (cont.)

          (4) OTHER - The Company, from time to time in the ordinary course of business, enters into long-term agreements with various entities for the joint development of products and processes utilizing technologies owned by both the other entities and the Company.

     F.   ENVIRONMENTAL AFFAIRS

          The Company's operations are subject to a variety of laws and governmental regulations in Israel relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in the production processes. Operating permits and licenses are required for the operations of the Company's facilities and these permits and licenses are subject to revocation, modification and renewal. Government authorities have the power to enforce compliance with these regulations, permits and licenses. As of the approval date of the financial statements, the Company was in compliance with the terms of the permits and licenses.

     G.   CLASS ACTION

          In August 2004, the United States District Court dismissed the class action filed in July 2003 by certain of the Company's shareholders in the United States against the Company and certain of its directors, Wafer Partners and Equity Investors ("the Defendants"). The plaintiffs had asserted claims arising under the Securities Exchange Act of 1934, alleging misstatements and omissions made by the Defendants in materials sent to the Company's shareholders in April 2002 with respect to the approval of an amendment to the Company's investment agreements with its Fab 2 investors. In December 2004, one of the lead plaintiffs filed an appeal of the decision dismissing the complaint. The Company believes that the complaint is without merit and is vigorously contesting it.

     H.   AMENDMENT TO ISRAELI BANKING REGULATIONS

          Pursuant to an amendment to a directive published by the Israel Supervisor of Banks, effective March 31, 2004, the Company may be deemed part of a group of borrowers comprised of the Ofer Brothers Group, Israel Corp., and other companies which are also included in such group of borrowers pursuant to the directive, including companies under the control or deemed control of these entities. The directive provides for limits on amounts that banks may lend to borrowers or groups of borrowers. Should the Company's Banks exceed these limitations, they may limit the Company's ability to borrow other money in the future and may require the Company to return some or all of the outstanding borrowings (which were $526,693 as of the approval date of the financial statements). As of the approval date of the financial statements, the Company had received no such request.

     I.   OTHER COMMITMENTS

          Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event the Company fails to comply with such conditions, the Company may be required to repay all or a portion of the grants received. In management's opinion, the Company has been in full compliance with the conditions through December 31, 2005.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - CONVERTIBLE DEBENTURE

     A. In connection with the rights offering described in Note 13H, the Company issued $48,169 principal amount of convertible debentures of which $25,493 was fully paid as of December 31, 2005. The rights were distributed to the Company's shareholders and eligible employees holding options to purchase Ordinary Shares of the Company under share option plans that entitle option holders to participate in a rights offering. The debentures are listed for trade on the Tel-Aviv Stock Exchange and on the NASDAQ Capital Market. The debentures bear annual interest at the rate of 5% and are convertible into up to 43,790,272 of the Company's Ordinary Shares. The principal of the debentures, together with accrued interest, will be payable in one installment on January 12, 2012. The effective interest rate on the convertible debentures, taking into account the proceeds and related costs of issuance of approximately $1,300, is 5.48%.

          The debentures are convertible into the Company's Ordinary Shares at a conversion price of $1.10 per share. The conversion price is subject to downward adjustment under certain circumstances in which the Company sells securities in future financings at a price per share which is lower than the conversion price, provided that such financings close through December 2006 (or under certain conditions, through June 2007).

          Subject to the Facility Agreement, the Company may at its option announce the early redemption of the debentures, provided that the outstanding aggregate balance of principal on account of the debentures is equal to or less than $500.

          Certain of the Company's Equity Investors and Wafer Partners invested $27,811 in the framework of the rights offering.

          The debentures and interest thereon are unsecured and rank behind the Company's existing and future secured indebtedness, including indebtedness to the Banks under the Facility Agreement, as well as to the government of Israel in connection with grants the Company received under its approved enterprise programs and to Siliconix.

     B. Subsequent to the balance sheet date and through the approval date of the financial statements the nominee company acting on behalf of the Tel Aviv Stock Exchange Clearing House has requested to convert, 3,351,854 of the convertible debentures, issued in connection with the Company's recent rights offering, into 3,047,140 Ordinary Shares of the Company.

     C. The beneficial feature according to the provisions of Opinion No. 55 "EARNINGS PER SHARE" of the Institute of Certified Public Accountants in Israel, determined based on the theoretical ex-price derived from the Company's share price immediately prior to the issuance date of the rights, was 19 %. According to Opinion No. 55, the number of shares used in the computation of loss per share for the periods presented has been adjusted retroactively according to that beneficial feature.

     D. Following the initial adoption of Accounting Standard No. 22 "FINANCIAL INSTRUMENTS: DISCLOSURE AND PRESENTATION" of the Israeli Accounting Standards Board (see Note 2P(1)) in the first quarter of 2006, the Company's convertible debentures would be bifurcated in a manner by which the Company's shareholders' equity would increase by approximately $16,500 and the convertible debentures will be reduced by the same amount. Said amount will be expensed as financing expenses through 2011.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY

     A.   DESCRIPTION OF ORDINARY SHARES

          As of December 31, 2005 and 2004, the Company had 500,000,000 and 250,000,000 authorized Ordinary Shares, respectively, par value NIS
          1.00 each, of which 66,932,056 and 65,699,796, respectively, were issued and outstanding (net of 1,300,000 Ordinary Shares held by the Company as of such dates). As of the approval date of the financial statements, there were 67,189,547 Ordinary Shares issued and outstanding and 58,627,109 Ordinary Shares of the Company contingently issuable. This amount includes Ordinary Shares to be issued under various agreements according to their provisions related to Fab 2 Wafer Partners and Equity Investors warrants, the exercise of all options granted and issued to non-employees and the conversion of all convertible debentures. Subsequent to the balance sheet date and through the approval date of the financial statements, the nominee company acting on behalf of the Tel Aviv Stock Exchange Clearing House has requested to convert 3,351,854 of convertible debentures, issued in connection with the Company's recent rights offering, into 3,047,140 Ordinary Shares of the Company, which as of the approval date of the financial statements have not yet been issued. Holders of Ordinary Shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

     B.   SHARE OPTION PLANS

          (1)  EMPLOYEE, CHIEF EXECUTIVE OFFICER AND DIRECTOR SHARE OPTIONS

               (A) GENERAL - The Company has granted to its employees options to purchase its Ordinary Shares under several option plans adopted by the Company since 1995. The particular provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, the options are granted at an exercise price which equals to not less than 85% of the market value of the Ordinary Shares at the date of grant (in mostly all cases, at an exercise price equal to the market value of the underlying shares at the date of grant); vest over a three to four-year period according to various vesting schedules; and are not exercisable beyond ten years from the grant date under each plan.

               (B) OPTIONS TO THE COMPANY'S NEW CHIEF EXECUTIVE OFFICER AND DIRECTOR - In April 2005, the Company's Board of Directors approved the grant of options to purchase up to 1,325,724 Ordinary Shares to the Company's new appointed Chief Executive Officer ("CEO"), who was also appointed as a director, which was further approved by the Company's shareholders in October 2005. These options are exercisable at an exercise price of $1.56, which was the closing market price of the Company's shares on the last trading day prior to the board approval of the grant. These options will vest over a four-year period, with 25% vesting over each year of employment. The options granted are exercisable for a period of ten years from the date of grant.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (1)  EMPLOYEE, CHIEF EXECUTIVE OFFICER AND DIRECTOR SHARE OPTIONS
               (cont.)

               (B) OPTIONS TO THE COMPANY'S NEW CHIEF EXECUTIVE OFFICER AND DIRECTOR (CONT.)

                    If as a result of equity financings consummated after April 30, 2005 (excluding the exercise or conversion of warrants, options, convertible debentures or other rights to acquire the Company's securities outstanding on such date), the CEO's total number of options granted to him through April 30, 2007 would represent less than 1.2% of the total number of issued and outstanding shares of the Company as of April 30, 2007, additional options will be granted to the CEO to result in a 1.2% holding of the total number of issued and outstanding shares of the Company as of April 30, 2007.

               (C) OPTIONS GRANTED TO DIRECTORS - During 2001, the Audit Committee, the Board of Directors of the Company and the general meeting of the Company's shareholders approved a stock option plan pursuant to which the Company's directors will be granted options to purchase up to 400,000 Ordinary Shares of the Company (40,000 to each eligible director appointed to the Board of Directors) at an exercise price equal to the market price of the Company's shares on the grant dates. In accordance with this option plan, 120,000 options were granted in 2005 to three directors who were appointed in 2005 (40,000 options each) at exercise prices of $1.87, $1.87 and $1.26, which equal the market price of the Company's shares on the grant dates. As of December 31, 2005 and 2004, 280,000 and 240,000 options were outstanding under the plan, respectively, with a weighted average exercise price of $5.39 and $8.41, respectively.

                    Options granted under the plan vest over a four-year period according to various vesting schedules, and generally may not be exercised beyond five years from the date they first become exercisable.

                    In addition, during 2000 and 2001, the Audit Committee, the Board of Directors of the Company and the general meeting of the Company's shareholders approved the grant to a director of the Company options to purchase up to 50,000 and 21,500 Ordinary Shares, respectively, of the Company at an exercise price of $20.00 and $10.75, respectively, per share, the market price of the Company's shares on the dates of grant. The options may be exercised for a period of three years from the date on which they have become vested. As of December 31, 2005, 16,666 and 14,334 options, respectively, were expired.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (1)  EMPLOYEE, CHIEF EXECUTIVE OFFICER AND DIRECTOR SHARE OPTIONS
               (cont.)

               (D) EXPIRATION OF OPTIONS GRANTED TO THE COMPANY'S FORMER CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER - In March 2003, the Board of Directors of the Company approved a share option plan, which was approved by the Company's shareholders in May 2003, pursuant to which the Company's former Chairman of the Board of Directors and CEO was granted options to purchase up to 1,043,000 Ordinary Shares of the Company at an exercise price of $2.983, an exercise price which is higher than the Company's share price at the date of the approval by the Board of Directors, and is equivalent to the average closing trading price for the Company's Ordinary Shares during the 30 consecutive trading days preceding the date of board approval of an amendment to the Fab 2 investment agreements. Options granted under the plan vest over a five-year period according to various vesting schedules. Due to the resignation of the Company's former Chairman of the Board of Directors and Chief Executive Officer in May 2005, 625,800 options granted to him were fully forfeited and 417,200 options were exercisable until May 2006.

               (E) OPTIONS GRANTED TO FORMER CO-CEOS IN OCTOBER 1998 AND MAY 2001 - In October 1998 and May 2001, the Board of Directors of the Company approved share option plans pursuant to which each of the Company's two former Co-Chief Executive Officers was granted options to purchase up to 300,000 and 100,000 Ordinary Shares of the Company, respectively, at an exercise price of $7.00 and $11.81, respectively, the market price of the Company's shares on the dates of grant. In the framework of the retirement of the former Co-Chief Executive Officers in May 2003, based on their retirement provisions as stipulated in the agreements, the 300,000 options are available for exercise through April 2007. As of December 31, 2005, there were 705,000 options exercisable by the former Co-Chief Executive Officers.

               (F) OPTIONS AVAILABLE FOR GRANT - Under a provision approved in September 2000, as amended in December 2003, by the Company's Board of Directors, on January 1 of each year commencing 2001 and ending 2003 and on each year commencing November 1, 2003 and November 1, 2004, the total number of options available for grant under all the Company's employee share option plans is to be increased by an amount equal to a certain percentage of the outstanding Ordinary Shares of the Company on each such dates, provided that the maximum number of options available for grant at any time shall not exceed 12% of the outstanding Ordinary Shares of the Company, and that additional options may not be granted if the total number of unvested options outstanding under all the Company's share option plans exceeds 12% of the outstanding Ordinary Shares of the Company. The percentage of the outstanding Ordinary Shares of the Company added for the years 2001, 2002 and 2003 was 4%, and for the years 2004 and 2005 - 3.6%. As of December 31, 2005, an aggregate of 1,973,025 options had not yet been granted, and are accordingly available for grant under the general terms described in paragraph (a) above.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (2) SUMMARY OF THE STATUS OF ALL THE COMPANY'S EMPLOYEE AND DIRECTOR SHARE OPTIONS

               A summary of the status of all the Company's employee and director share option plans as of December 31, 2005, 2004 and 2003, as well as changes during each of the years then ended, is presented below (for options granted to the Banks, a related party and a consultant, see paragraph B(5) below):

                                      2005                             2004                           2003
                            --------------------------      --------------------------      --------------------------
                                              Weighted                       Weighted                        Weighted
                                              average          Number        average          Number         average
                              Number of       exercise        of share       exercise        of share        exercise
                            share options      price           options         price          options          price
                            -----------     -----------     -----------    -----------      -----------     -----------
Outstanding as of
    beginning of year        10,212,920        $ 5.71         6,842,442        $ 7.93         4,247,898        $10.79
Granted                       5,000,224          1.54         4,364,954          2.69         3,118,742          4.10
Exercised                            --                         (95,250)         7.00                --
Terminated                      (77,214)        12.45                --                              --
Forfeited                    (2,124,355)         4.99          (899,226)         7.89          (524,199)         8.25
                            -----------                     -----------                     -----------
Outstanding as of
end of year                  13,011,575          4.19        10,212,920          5.71         6,842,441          7.93
                            ===========                     ===========                     ===========

Options exercisable
   as of end of year          4,602,447          7.77         3,010,870         10.78         2,008,674         11.60
                            ===========                     ===========                     ===========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (3)  SUMMARY OF INFORMATION ABOUT EMPLOYEE SHARE OPTIONS OUTSTANDING

               The following table summarizes information about employee share options outstanding as of December 31, 2005:

                                                                                   Exercisable as of
                      Outstanding as of December 31, 2005                          December 31, 2005
      ------------------------------------------------------------------    ------------------------------
     Range of                         Weighted average       Weighted
     exercise           Number           remaining           average           Number       Weighted average
      prices         outstanding      contractual life    exercise price    exercisable      exercise price
      ------         -----------      ----------------    --------------    -----------      --------------
                                         (in years)
     1.00-1.99        4,860,017             9.29               1.54                 --           0.00
     2.00-2.99        2,723,059             7.64               2.33            991,621           2.54
     3.00-3.99        1,317,600             8.59               3.26            344,220           3.26
     4.42-4.92        1,051,350             7.55               4.43            530,396           4.43
     5.00-5.96          118,000             7.11               5.23             72,412           5.35
     6.00-6.99          714,889             6.50               6.13            437,138           6.09
     7.00-7.99          579,750             1.17               7.01            579,750           7.01
     8.00-8.99          344,887             2.36               8.51            344,887           8.51
    9.063-9.812           8,250             1.09               9.37              8,250           9.37
    10.00-10.89         612,109             5.23              10.41            612,109          10.41
    11.81-11.81         200,000             5.41              11.81            200,000          11.81
    12.00-13.00          38,350             4.67              12.40             38,350          12.40
   14.25-17.1875         18,500             4.85              16.16             18,500          16.16
    18.75-18.75          44,500             4.26              18.75             44,500          18.75
    20.00-25.00         380,314             4.30              24.48            380,314          24.48
                     ----------                                              ---------
                     13,011,575                                              4,602,447
                     ==========                                              =========


          (4) WEIGHTED AVERAGE GRANT-DATE FAIR VALUE OF OPTIONS GRANTED TO EMPLOYEES

               The weighted average grant-date fair value of the options granted during 2005, 2004 and 2003 to employees and directors amounted to $0.83, $1.53 and $2.18 per option, respectively. The Company utilized the Black-Scholes option-pricing model to estimate fair value, utilizing the following assumptions for the years 2005, 2004 and 2003 (all in weighted averages):



                                      2005            2004           2003
                                      ----            ----           ----
Risk-free interest rate           3.69%-4.34%      2.84%-3.88%    2.88%-3.22%
Expected life of options           4.49 years       4.5 years     4.75 years
Expected annual volatility          54%-69%          65%-82%        55%-74%
Expected dividend yield               None            None           None

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (5)  NON-EMPLOYEE WARRANTS

               (A) BANKS - As of December 31, 2005, the Company had granted the Banks an aggregate of 9,561,060 warrants to purchase Ordinary Shares of the Company, at an average exercise price of $1.88 per share, at terms described below, of which 9,161,060 were outstanding and 5,028,828 were exercisable as of the approval date of the financial statements.

                    WARRANTS ISSUED IN JANUARY 2001 - In January 2001, as part of the Facility Agreement described in Note 11A(6), the Banks received an aggregate of 400,000 warrants to purchase Ordinary Shares of the Company (200,000 each) at an exercise price, as amended in December 2001, of $6.20 per share. As of December 31, 2005, all of these warrants were fully vested. The warrants expired in January 2006.

                    The cost of the warrants issued to the Banks, determined based on the fair value at the grant and amendment dates in accordance with SFAS 123, amounted to a total of $5,466. Such amount is amortized as deferred financing charges over the terms of the loans under the Facility Agreement.

                    WARRANTS GRANTED IN DECEMBER 2003 - In December 2003, as part of an amendment to the Facility Agreement, the Banks received an aggregate of 896,596 warrants to purchase Ordinary Shares of the Company (448,298 each) at an exercise price of $6.17 per share, the 15 day average closing price of the Company's Ordinary Shares prior to the date the amendment with the Banks was signed. As of December 31, 2005, all of the warrants are fully vested. The warrants are exercisable for a five-year period ending December 2008.

                    The cost of the warrants issued to the Banks, determined based on the fair value at the grant and amendment dates in accordance with SFAS 123, amounted to a total of $3,946. Such amount is amortized as deferred financing charges over the terms of the loans under the Facility Agreement.

                    WARRANTS ISSUED IN JULY 2005 - In connection with the July 2005 amendment to the Facility Agreement detailed in Note 11A(6) above, the Company agreed to issue warrants to the Banks exercisable into an aggregate of 8,264,464 ordinary shares of the Company, with an exercise price of $1.21. One-half, or 4,132,232, of the warrants are exercisable for five years ending in August 2010, and one-half, or 4,132,232, of the warrants shall be exercisable for a five-year period commencing on the date on which the Company and its Banks will agree, if at all, upon the rescheduled repayment dates of the new loans of $29,693, as described in
                    Note 11A(6) above.

                    The cost of the currently exercisable 4,132,232 warrants, determined based on the fair value at the grant date in accordance with SFAS 123, amounted to a total of $2,793. Such amount is amortized as deferred financing charges over the term of the new loans of $29,693.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (5)  NON-EMPLOYEE WARRANTS (cont.)

               (A)  BANKS (cont.)

                    In lieu of paying the exercise price in cash, the Banks are entitled to exercise all their warrants on a "cashless" basis, i.e. by forfeiting part of the warrants in exchange for ordinary shares equal to the aggregate fair market value of the shares underlying the warrants forfeited less the aggregate exercise price.

               (B) WARRANTS GRANTED TO A RELATED PARTY - In consideration for TIC's undertaking described in Note 11A(6), the Company issued TIC warrants for the purchase of 58,906 of the Company's Ordinary Shares. The exercise price for the warrants is $6.17 per share, the 15-day average closing price of the Company's Ordinary Shares prior to the date the November 2003 amendment with the Banks described in Note 11A(6) was signed. As of December 31, 2005, all of the warrants are fully vested and none of them was exercised. The warrants are exercisable for a five-year period ending December 2008.

                    The cost of the warrants award granted to TIC, determined based on the fair value at the grant date in accordance with SFAS 123, amounted to a total of $259. Such amount was allocated to other assets as deferred financing charges and is amortized as financing expense over the terms of the loans under the Facility Agreement with the Banks.

               (C)  WARRANTS ISSUED TO A CANADIAN PENSION FUND - See Note
                    11A(4).

               The Company utilized the Black-Scholes option pricing model to estimate fair values of options and warrants granted to non-employees, utilizing the assumptions similar to those presented in paragraph B(4) above.

          (6)  PRO FORMA LOSS PER SHARE ACCORDING TO SFAS 123 AND SFAS 148

               Had compensation cost for the Company's share option plans been determined based on the fair value at the grant dates for all awards made through December 31, 2005 in accordance with SFAS 123, as amended by SFAS 148, the Company's pro forma loss per share would have been as follows:


                                        For the year ended December 31,
                                    ---------------------------------------
                                      2005            2004           2003
                                    ---------      ---------      ---------
PRO FORMA LOSS
Loss for the year, as reported      $(203,082)     $(137,768)     $(114,261)
Less - stock-based compensation
      determined under APB 25              --             --             27
Add - stock-based compensation
      determined under SFAS 123        (4,229)        (3,980)        (8,437)
                                    ---------      ---------      ---------
 Pro forma loss                     $(207,311)     $(141,748)     $(122,671)
                                    =========      =========      =========

BASIC LOSS PER SHARE
As reported                         $   (2.55)     $   (1.79)     $   (2.01)
                                    =========      =========      =========
Pro forma                           $   (2.60)     $   (1.84)     $   (2.16)
                                    =========      =========      =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

     C.   TREASURY STOCK

          During 1998, the Board of Directors of the Company authorized, subject to certain conditions, the purchase of up to 1,400,000 Ordinary Shares of the Company to facilitate the exercise of employee stock options under the Company's share option plans. During 1999 and 1998, the Company funded the purchase by a trustee of 142,500 and 1,157,500, respectively, of the Company's Ordinary Shares.

     D.   DIVIDEND DISTRIBUTIONS

          According to the Facility Agreement, as amended (Note 11A(6)), the Company undertook not to distribute any dividends prior to January 1, 2008. Any dividend distributions after that date shall be subject to provisions stipulated in such agreement, mainly the prior approval of the Banks.

     E.   SALE OF SECURITIES - JANUARY 2002

          In January 2002, the Company issued on the Tel Aviv Stock Exchange, Israel NIS 110,579,800 principal amount of convertible debentures, under terms described in Note 9. Together with the convertible debentures the Company issued for no consideration an aggregate of 552,899 options and 2,211,596 Options (Series 1). As of the approval date of the financial statements, all said options were expired and none were exercised.

          The total initial proceeds raised were $23,200, and costs related to the issuance of the securities and the prospectus were approximately $1,750. See Note 20F for the presentation and the accounting treatment of the sale of these securities under U.S. GAAP.

     F.   RIGHTS OFFERING - OCTOBER 2002

          In October 2002, the Company issued in connection with a rights offering done on the Nasdaq and on the Tel-Aviv Stock Exchange in Israel 4,097,964 Ordinary Shares of the Company and 1,844,070 warrants, all of which were outstanding as of December 31, 2005, to purchase Ordinary Shares of the Company, in consideration for aggregate gross proceeds of $20,490. Of these amounts, 4,086,037 Ordinary Shares and 1,838,715 warrants were issued to Wafer Partners and Equity Investors in consideration for an aggregate of $20,430. Each warrant may be exercised for the purchase of one Ordinary Share at an exercise price of $7.50 for a period ending on October 31, 2006. Costs in relation to the prospectus and the issuance of the securities were approximately $800.

     G.   PUBLIC OFFERING - JANUARY 2004

          In January 2004, the Company completed a public offering of its Ordinary Shares at a price of $7.00 per share. Following the offering, and including the partial exercise in February 2004 of an over-allotment option the Company granted the underwriters, the Company issued 11,444,500 of its Ordinary Shares, in consideration for gross proceeds of $80,112 (net of related costs - $75,086).

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

     H.   RIGHTS OFFERING - DECEMBER 2005

          In December 2005, the Company filed in Israel and the U.S. a prospectus for the distribution of transferable rights to purchase up to $50,000 U.S. dollar denominated debentures that are convertible into up to 45,454,545 of the Company's Ordinary Shares. The rights were distributed to the shareholders of record of the Company on December 20, 2005 (the record date), and to certain employees who on the record date held options to purchase the Company's Ordinary Shares under share option plans that entitle the option holders to participate in a rights offering. Each 138.98 Ordinary Shares and/or eligible employee options held on the record date entitled their holder to one right. The rights were exercisable until January 12, 2006. Each right entitled its holder to purchase, at a subscription price of $100.00, 100 U.S. dollar denominated convertible debentures.

          In connection with the exercise of the rights, the Company issued 48,169,300 convertible debentures, with each debenture of $1.00 in principal amount, or total of $48,169 principal amount of debentures, which bear annual interest at the rate of 5%. The principal of the debentures, together with accrued interest, is payable in one installment on January 12, 2012.

          The debentures are convertible into the Company's Ordinary Shares at a rate of one ordinary share per $1.10 aggregate principal amount of debentures. The conversion price is subject to downward adjustment under certain circumstances in which the Company sells securities in future financings at a price per share which is lower than the conversion price, provided that such financings close through December 2006 (or under certain conditions, through June 2007).

          Subject to the Facility Agreement, the Company may at its option announce the early redemption of the debentures, provided that the outstanding aggregate balance of principal on account of the debentures is equal to or less than $500.

          The debentures are listed and quoted on the NASDAQ Capital Market and the Tel Aviv Stock Exchange.

          Certain of the Company's Equity Investors and Wafer Partners invested $27,811 in the framework of the rights offering.

          The debentures and interest thereon are unsecured and rank behind the Company's existing and future secured indebtedness, including indebtedness to the Banks under the Facility Agreement, as well as to the government of Israel in connection with grants the Company received under its approved enterprise programs and to Siliconix.

          If on the payment date of the principal and interest on the debentures, there exists an infringement of certain covenants and conditions under the Facility Agreement, the date for payment of the interest and principal on the debentures may be postponed, depending on various scenarios under the Facility Agreement until such covenant or condition is settled. See Note 20G for the presentation of the rights offering in accordance with U.S. GAAP.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 14 - INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

     A.   REVENUES BY GEOGRAPHIC AREA (as percentage of total sales)

                                             Year ended December 31,
                                           --------------------------
                                           2005       2004       2003
                                           ----       ----       ----
United States                               64%        60%        73%
Israel                                       7         20          2
Asia Pacific - in 2005 and 2004 -
    primarily Taiwan; in 2003 - only
    Taiwan                                  20         11         10
Europe                                       9          9         15
                                           ---        ---        ---
    Total                                  100%       100%       100%
                                           ===        ===        ===


     B. LONG-LIVED ASSETS BY GEOGRAPHIC AREA - Substantially all of the Company's long-lived assets are located in Israel.

     C.   MAJOR CUSTOMERS (as percentage of total sales)


                          Year ended December 31,
                         -------------------------
                         2005      2004       2003
                         ----      ----       ----
Customer A                22%       24%       20%
Customer B                14         5         1
Customer C                 2        17         1
Customer D                 4         8        24
Customer E                 3         6        11
Other customers (*)       27        17        20


          (*) Represent sales to six different customers each of whom accounted for between 1% and 8% of sales during 2005; to four customers (1% -8%) of sales during 2004; and to six customers (0%-9%) during 2003.


          As of December 31, 2005 and 2004, the above major customers constituted the majority of the trade accounts receivable reflected on the balance sheets.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 15 - FINANCING EXPENSES, NET

     Financing expenses, net consist of the following:

                                                                 Year ended December 31,
                                                         ----------------------------------------
                                                           2005            2004            2003
                                                         --------        --------        --------
Financial expenses (primarily bank loan interest)        $(35,595)       $(29,709)       $(16,073)
Interest expenses in relation
     to convertible debentures                             (1,249)         (1,233)         (1,198)
Less capitalized interest - Note 5A(3)                         --              --           6,892
                                                         --------        --------        --------
                                                          (36,844)        (30,942)        (10,379)
Financing income (primarily bank deposit interest)          1,193           1,197             553
                                                         --------        --------        --------
Financing expense, net                                   $(35,651)       $(29,745)       $ (9,826)
                                                         ========        ========        ========


NOTE 16 - OTHER INCOME

     In December 2004, the Company entered into a definitive agreement to sell all of its holdings in Saifun Semiconductors Ltd. ("Saifun"), an Israeli company which designs and develops memory designs, to a U.S. based private equity investor in consideration for $38,677. In December 2004, shareholders of Saifun exercised their right of first refusal, and accordingly purchased the shares from the Company for said amount. The net gain from the sale of Saifun's shares amounted to $32,377.

NOTE 17 - INCOME TAXES

     A.   APPROVED ENTERPRISE STATUS

          Substantially all of the Company's existing facilities as of December 31, 2005 have been granted approved enterprise status, as provided by the Israeli Law for the Encouragement of Capital Investments - 1959 ("Investments Law") (see Note 5B).

          The tax benefits derived from approved enterprise status relate only to taxable income attributable to each approved enterprise investments programs. Pursuant to the Investments Law and the approval certificates, the Company's income attributable to its various approved enterprise investments is taxed at a rate of up to 25% through 2012. Taxable income attributable to Fab 2 approved program shall be tax-exempt for the first two years it arises. The portion of the Company's taxable income that is not attributable to approved enterprise investments is taxed at a rate of 34% in 2005 (regular "Company Tax"). The regular Company Tax rate is to be gradually reduced to 25% until 2010.

          The tax benefits are also conditioned upon fulfillment of the requirements stipulated by the Investments Law and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event of a failure by the Company to comply with these conditions, the tax benefits could be canceled, in whole or in part, and the Company would be required to refund the amount of the canceled benefits, plus interest and certain inflation adjustments. In management's opinion, the Company has been in compliance with the conditions through the approval date of the financial statements. See also Notes 5B and 11A(8).

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 17 - INCOME TAXES (cont.)

     B.   COMPONENTS OF DEFERRED TAX ASSET/LIABILITY

          The following is a summary of the components of the deferred tax benefit and liability reflected on the balance sheets as of the respective dates:

                                                                 As of December 31,
                                                             --------------------------
                                                               2005             2004
                                                             ---------        ---------
DEFERRED TAX BENEFIT - CURRENT
Accrued vacation pay                                         $     464        $     702
Other                                                              109               68
                                                             ---------        ---------
                                                                   573              770
Valuation allowance                                               (573)            (770)
                                                             ---------        ---------
    Total current deferred tax benefit                       $      --        $      --
                                                             =========        =========

NET DEFERRED TAX BENEFIT - LONG-TERM
Deferred tax assets -
    Net operating loss carryforwards                         $ 165,000        $ 112,147
    Research and development                                     2,427            3,213
    Liability for employee rights upon severance                   957              918
                                                             ---------        ---------
                                                               168,384          116,278
    Valuation allowance                                       (118,321)         (75,613)
                                                             ---------        ---------
                                                                50,063           40,665
Deferred tax liability - depreciation and amortization         (50,063)         (40,665)
                                                             ---------        ---------
       Total net long-term deferred tax benefit              $      --        $      --
                                                             =========        =========


     C.   EFFECTIVE INCOME TAX RATES

          The reconciliation of the statutory tax rate to the Company's effective tax rate is as follows:

                                                 Year ended December 31,
                                            ----------------------------------
                                             2005         2004           2003
                                            ------       ------         ------
Israeli statutory rate                         (34)%        (35)%          (36)%
Reduced tax rate for approved enterprise        14           15             16
Tax benefits for which deferred taxes
    were not recorded                           21           23             23
Permanent differences and other, net            (1)          (3)            (3)
                                            ------       ------         ------
                                                --%          --%            --%
                                            ======       ======         ======


     D.   NET OPERATING LOSS CARRYFORWARD

          As of December 31, 2005, the Company had net operating loss carryforwards for tax purposes of approximately $825,000, which may be carried forward for an unlimited period of time.

     E.   FINAL TAX ASSESSMENTS

          The Company possesses final tax assessments under agreement through the year 1998. In addition, the tax assessments for the years 1999-2001 are deemed final.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 18 - FINANCIAL INSTRUMENTS

     A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that imposes on one entity a contractual obligation either to deliver or receive cash or another financial instrument to or from a second entity. Examples of financial instruments include cash and cash equivalents, trade accounts receivable, loans, investments, trade accounts payable, accrued expenses, options and forward contracts.

     The Company makes certain disclosures with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk, and the fair value of financial assets and liabilities.

     See Note 20D for disclosure related to the Company's derivatives financial instruments in accordance with U.S. GAAP.

     A.   HEDGING ACTIVITIES

          The Company, from time to time, enters into foreign currency derivatives to hedge its foreign currency exposure to equipment purchase commitments and other firm commitments denominated in foreign currency (primarily Japanese Yen and Euro). In that regard, the Company generally uses foreign currency forward contracts and options (zero-cost cylinder) as hedging instruments for foreign currency exposure. Accordingly, if the hedge is determined to be effective all changes in value attributed to spot rate fluctuations as well as the premium of forward contracts and the time value of options at inception are deferred until the hedged item is recognized (i.e., receipt of the equipment). The time value of options at inception is amortized on a straight-line basis.

          In addition, the Company, from time to time, enters into agreements to hedge variable interest rate exposure on long-term loans (see Note 8). In order to hedge the cash flow related to this exposure, the Company uses various types of derivative contracts, consisting primarily of interest rate caps, floors and collars. If the hedge is determined to be effective, the changes in the intrinsic value of the derivative contracts are deferred and recognized in results of operations as interest payments become due. The time value of options at inception is recognized in the results of operations on a straight-line basis. When the related debt is issued in connection with the acquisition of assets not yet placed into operations, interest costs and gains and losses on the derivative contracts are capitalized to the related asset.

          The Company does not hold or issue derivative financial instruments for non-hedging purposes.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 18 - FINANCIAL INSTRUMENTS (cont.)

     B.   CREDIT RISK OF FINANCIAL INSTRUMENTS, INCLUDING DERIVATIVES

          The face or contract amounts of derivatives do not represent amounts exchanged by the parties and, accordingly, are not a measure of the exposure of the Company through its use of derivatives.

          The Company is exposed to credit-related losses in respect of derivative financial instruments in a manner similar to the credit risk involved in the realization or collection of other types of assets. In management's estimation, due to the fact that derivative financial instrument transactions are entered into solely with financial institution counterparties, it is not expected that such counterparties will fail to meet their obligations. Substantially all remaining financial instruments held by the Company are due from governmental entities and, accordingly, the Company's credit risk in respect thereof is negligible.

     C.   PRESENTATION OF HEDGING ACTIVITIES IN THE FINANCIAL STATEMENTS

          (1) As of December 31, 2005 and 2004, there were no outstanding foreign exchange agreements (options) to hedge exposure related to the purchase of machinery and equipment. During 2005, the Company did not enter into foreign exchange agreements (options) and accordingly there were no results of such agreements during that year. The loss resulted from these agreements in 2004 was immaterial. The agreements resulted in 2003 in a gain of $2,357 of which $1,663 was capitalized to fixed assets.

          (2) As of December 31, 2005 and 2004, the Company had outstanding agreements to hedge interest rate exposure on loans drawn down under the Facility Agreement, the aggregate amount of which was $292,000, all of which is attributable to Fab 2. These agreements resulted in 2005 and 2004 in a loss of $1,756 and $5,629, respectively, and in 2003 in a loss of $5,335, out of which $2,547 was capitalized to property and equipment.

     D.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          The estimated fair values of the Company's financial instruments, excluding the Company's agreements to hedge interest rate exposure on long-term loans, did not materially differ from their respective carrying amounts as of December 31, 2005 and 2004. The fair value of the interest rate hedging transactions as of December 31, 2005 would have resulted in an unrealized capitalizable gain of $1,767 (as of December 31, 2004 - an unrealized capitalizable loss of $2,406).

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - RELATED PARTIES BALANCES AND TRANSACTIONS

     A.   BALANCES

                                                             As of December 31,
                                                            -------------------
                                                              2005        2004
                                                            -------     -------

Trade accounts receivable                                   $ 5,309     $ 9,054
                                                            =======     =======
Current liabilities                                         $   188     $    12
                                                            =======     =======
Convertible debenture                                       $25,493     $    --
                                                            =======     =======
Long-term liability in respect of customers' advances       $37,785     $40,514
                                                            =======     =======
Other long-term liabilities                                 $ 1,102     $   166
                                                            =======     =======




     B.   TRANSACTIONS

                                                       Year ended December 31,
                                               -------------------------------------
                                                 2005           2004           2003
                                               --------       --------       -------
Sales                                          $ 33,456       $ 37,521       $13,282
                                               ========       ========       =======
Management fees                                $    120       $    120       $   240
                                               ========       ========       =======
 Expenses paid                                 $     47       $     60       $    99
                                               ========       ========       =======
Royalties received - Note 11E(2)               $     --       $    875       $   225
                                               ========       ========       =======
Application of customer advances
   towards purchases                           $     --       $    445       $   870
                                               ========       ========       =======
Equity conversion of customer advances -
   Note 11A(5)                                 $  1,794       $    539       $    --
                                               ========       ========       =======
Expense reimbursements received                $     --       $     --       $   282
                                               ========       ========       =======
Conversion of customer advances into
   Long-term loans - Note 11A(5)               $    936       $    166       $    --
                                               ========       ========       =======

     C. For commitments, contingencies and other transactions relating to Fab 2 Wafer Partner and Equity Investor agreements - see Note 11A.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP

     With regard to the Company's financial statements, the material differences between GAAP in Israel and in the U.S. relate to the following. See H below for the presentation of the Company's balance sheets as of December 31, 2005 and 2004 in accordance with U.S. GAAP.

     A.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE FASB

          (1) SFAS NO. 151 - INVENTORY COSTS, AN AMENDMENT OF ARB NO. 43, CHAPTER 4 - In November 2004, the FASB issued SFAS No. 151, "INVENTORY COSTS, AN AMENDMENT OF ARB NO. 43, CHAPTER 4". SFAS No. 151 amends the guidance in ARB 43, Chapter 4, "Inventory Pricing", which provides guidance on the allocation of certain costs to inventory. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 2005. The provisions of this statement shall be applied prospectively. This Standard is not expected to have a material effect on the Company's financial position or results of operations.

          (2) SFAS NO. 123 (REVISED 2004) "SHARE BASED PAYMENTS" - In December 2004, the FASB issued SFAS No. 123 (revised 2004) "SHARE BASED PAYMENTS" ("SFAS 123(R)"). This Statement is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation", which supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and its authoritative interpretations.

               SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

               SFAS 123(R) eliminates the alternative to use APB 25's intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period).

               The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     A.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE FASB (cont.)

          (2)  SFAS NO. 123 (REVISED 2004) "SHARE BASED PAYMENTS" (cont.)

               In The provisions of SFAS 123(R) apply to all awards to be granted by the Company on or after January 1, 2006 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123(R), in the first quarter of 2006, the Company will be required to elect between using either the "modified prospective method" or the "modified retrospective method". Under the modified prospective method, the Company is required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, the Company is required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123(R) had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

               Management has commenced identifying the potential future impact of applying the provisions of SFAS 123(R), including each of its proposed transition methods. Based on the outstanding options as of December 31, 2005, the total compensation to be amortized in the years 2006-2009 is expected to be approximately $4,200.

          (3) SFAS 153, EXCHANGE OF NON-MONETARY ASSETS - In December 2004, the FASB issued SFAS No. 153, "EXCHANGES OF NONMONETARY ASSETS AN AMENDMENT OF APB NO. 29". This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Retroactive application is not permitted. The adoption of this Standard does not affect the Company's financial position or results of operations.

          (4) SFAS NO. 154, ACCOUNTING CHANGES AND ERROR CORRECTIONS - This Statement, published in May 2005, replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principles. This Statement applies to all voluntary changes in accounting principles, and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     A.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE FASB (cont.)

          (4)  SFAS NO. 154, ACCOUNTING CHANGES AND ERROR CORRECTIONS (cont.)

               Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including the cumulative effect of changing to the new accounting principles in the net income of the period of the change. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine the specific effects or the cumulative effect of the change. The Statement also provides guidance for cases in which it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, and/or for cases in which it is impracticable to determine the cumulative effect of applying a change in accounting principles to all prior periods.

               This Statement defines RETROSPECTIVE APPLICATION as (i) the application of a different accounting principle to prior accounting periods as if that principle had always been used, or
               (ii) as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This Statement also redefines RESTATEMENT as the revisiting of previously issued financial statements to reflect the correction of an error.

               This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets, be accounted for as a change in accounting estimate effected by a change in accounting principles. This Statement carries forward without change the guidance in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principles on the basis of preferability.

               The provisions of this Statement are effective for accounting changes and corrections of errors made during fiscal years beginning after December 15, 2005. The adoption of this Standard is not expected to have a material effect on the Company's financial position or results of operations.

     B. PRESENTATION OF DESIGNATED CASH AND SHORT-TERM AND LONG-TERM INTEREST-BEARING DEPOSITS

          In accordance with U.S. GAAP, the Company's designated cash, short-term and long-term interest-bearing deposits should be excluded from current assets and long-term investments and presented separately as a non-current asset. Accordingly, as of December 31, 2005, $31,661 was reclassified from current assets to a long-term asset (as of December 31, 2004, $53,793 and $5,134 were reclassified, respectively, from current assets and long-term investments to a long-term asset).

     C.   PRESENTATION OF NET LONG-TERM LIABILITIES IN RESPECT OF EMPLOYEES

          Under U.S. GAAP, assets and liabilities relating to severance arrangements are to be presented separately and are not to be offset, while according to Israeli GAAP such an offset is required. Accordingly, as of December 31, 2005 an amount of $13,658 was reclassified from other long-term liabilities to long-term investments (as of December 31, 2004 - $16,350).

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     D.   HEDGING ACTIVITIES IN ACCORDANCE WITH U.S. GAAP (SFAS 133)

          (1) In 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and the related statements and interpretations thereon (collectively, "SFAS 133"). A derivative is typically defined as an instrument whose value is derived from an underlying instrument, index or rate, has a notional amount, requires no or little initial investment and can be net settled.

               SFAS 133 requires that all derivatives be recorded in the financial statements at their fair value at the date of the financial statements. The changes in the fair value of the derivatives are charged to the statement of operations or to other comprehensive income, as appropriate in the circumstances. The Company's derivatives consist mainly of foreign currency forward transactions and options and interest rate instruments (collars).

          (2) The Company uses foreign exchange agreements (forward contracts and options) to hedge its foreign currency exposure in anticipated equipment purchases denominated in foreign currency. All foreign exchange agreements are with underlying terms that match or approximate the hedged transactions and thus are highly effective. The Company measures the effectiveness of the forward contracts hedges based on forward rates. The Company assesses and measures the effectiveness of the options hedge, at inception and throughout the hedge, based on total changes in cash flows. All changes in fair value are reported in other comprehensive income. The amounts accumulated in other comprehensive income are expensed to results of operations concurrent with the recognition of depreciation expenses on the equipment. As of December 31, 2005 and 2004, the Company had no outstanding foreign exchange agreements.

               The Company uses interest rate collars with a knock-out and knock-in features to hedge its Libor-based variable long-term debt cash flow exposure. The knock-out feature was set above the cap level and the knock-in feature was set below the floor level. The Company determined that the probability that the cap will be knocked-out is remote and thus expected that the hedge will be highly effective. The Company assessed and measured the effectiveness of the hedge, at inception and throughout the hedge, based on total changes in cash flows of the collar, and reported all changes in fair value in other comprehensive income. Amounts presented in other comprehensive income are reclassified to operations or capitalized to property and equipment, as applicable (see Note 2L), as interest payment become due. For outstanding contracts as of December 31, 2005 and 2004, see Note 18C(2).

          (3) Following the commencement of operations of Fab 2 during the third quarter of 2003, $6,641 of the aggregate comprehensive loss as of June 30, 2003, which is attributable to property and equipment, is amortized on a straight-line method over five years, in correspondence to the economic useful lives of the machinery and equipment.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     D.   HEDGING ACTIVITIES IN ACCORDANCE WITH U.S. GAAP (SFAS 133) (cont.)

          (4) Complying with SFAS 133 with respect to the Company's hedging transactions as of December 31, 2005 would have resulted in: an increase in other long-term investments in the amount of $1,767; a decrease (for U.S. GAAP purposes only) in other comprehensive loss for the year ended December 31, 2005 in the net amount of $5,501; an accumulated other comprehensive loss component of equity balance as of such date in the amount of $1,554; and in a decrease of $3,291 in property and equipment, net as of December 31, 2005.

     E.   IMPLEMENTATION OF SFAS 123 AND SFAS 148

          Had compensation cost for the Company's share option plans been determined based on fair value at the grant dates for awards made through December 31, 2005 in accordance with SFAS 123, as amended by SFAS 148, the Company's pro forma loss and loss per share would have been as follows (for further information with regard to the Company's share option plans and the assumptions for utilizing the Black-Scholes pricing model, see Note 13B(4)):

                                                             Year ended December 31,
                                                  -------------------------------------------
                                                     2005             2004             2003
                                                  ---------        ---------        ---------
PRO FORMA LOSS
Loss for the year, as reported according to
      U.S. GAAP (see I below)                     $(203,082)       $(137,768)       $(114,261)
Less - stock-based compensation determined
      under APB 25                                       --               --               27
Add - stock-based compensation
      determined under SFAS 123                      (4,229)          (3,980)          (8,437)
                                                  ---------        ---------        ---------
 Pro forma loss                                   $(207,311)       $(141,748)       $(122,671)
                                                  =========        =========        =========
BASIC LOSS PER SHARE
As reported according to U.S.
      GAAP (see K below)                          $   (3.06)       $   (2.13)       $   (2.45)
                                                  =========        =========        =========

Pro forma                                         $   (3.12)       $   (2.19)       $   (2.63)
                                                  =========        =========        =========


                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     F.   SALE OF SECURITIES

          Under Accounting Principles Board Opinion No. 14 ("APB 14"), the proceeds from the sale of the securities described in Note 9 are to be allocated to each of the securities issued based on their relative fair value, while according to Israeli GAAP such treatment is not required. Complying with APB 14, based on the average market value of each of the securities issued in the first three days following their issuance, would have resulted in an increase in shareholders' equity as of December 31, 2005 and 2004 in the amount of $2,363 (net of $196 related issuance expenses), and a decrease in convertible debentures as of such dates in the amount of $2,559. The effect of amortization of the discount on the convertible debentures under U.S. GAAP for each of the years ended December 31, 2005, 2004 and 2003 would have been immaterial.

     G.   CONVERTIBLE DEBENTURES

          Under U.S. GAAP (SFAS No. 133), an embedded conversion option should be bifurcated and accounted for separately as a derivative instrument, unless the specific requirements for equity classification of the embedded conversion option, as stated in EITF 00-19, are met. EITF 00-19 provides that an equity classification is appropriate if the settlement criteria set forth therein for such classification are met and that the additional conditions necessary for equity classification, set forth therein, are also met. EITF 00-19 also allows for the equity classification of the embedded conversion option in case the necessary additional conditions are not met, only if the contract is a conventional convertible debt instrument. In accordance with EITFs 00-19 and 05-2, a conventional convertible debt instrument is an instrument that provides the holder with an option to convert into a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer), and the ability to exercise that option is based on the passage of time or a contingent event. Convertible debt is not considered conventional when the number of shares the holder converts into is not fixed and can vary based on a contingent future event (other than "standard" antidilution provisions).

          As detailed in Note 13H, the conversion price of the convertible debenture issued by the Company in December 2005 is subject to downward adjustment under certain circumstances; i.e. the number of shares to be issued is not fixed. In addition, the criteria set forth in EITF 00-19 for classification as equity are not met. Accordingly, for purposes of U.S. GAAP, these convertible debentures are to be accounted for under SFAS No. 133 and to be bifurcated with the embedded conversion option treated as a liability.

          Under Israeli GAAP, convertible debentures the future conversion of which is probable as of the balance-sheet date, are presented as a separate line-item between total liabilities and shareholders equity, while according to U.S. GAAP such presentation is not allowed as detailed above.

          Accordingly, as of December 31, 2005 an amount of $25,493 was reclassified from that separate line-item to convertible debentures (under total long-term liabilities).

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     H.   Balance Sheets in Accordance with U.S. GAAP

                                                                              AS OF DECEMBER 31, 2005
                                                                       -----------------------------------
                                                                 U.S.   AS PER                     AS PER
                                                                 GAAP   ISRAELI      ADJUST-        U.S.
                                                                REMARK   GAAP         MENTS         GAAP
                                                                ------ ---------    ---------    ---------
A S S E T S

   CURRENT ASSETS
     CASH AND CASH EQUIVALENTS                                         $   7,337    $            $   7,337
     DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS    B        31,661      (31,661)          --
     TRADE ACCOUNTS RECEIVABLE:
       RELATED PARTIES                                                     5,309                     5,309
       OTHERS                                                             11,467                    11,467
     OTHER RECEIVABLES                                                     9,043                     9,043
     INVENTORIES                                                          24,376                    24,376
     OTHER CURRENT ASSETS                                                  1,048                     1,048
                                                                       ---------    ---------    ---------
        TOTAL CURRENT ASSETS                                              90,241      (31,661)      58,580
                                                                       ---------    ---------    ---------

   LONG-TERM INVESTMENTS
      LONG-TERM INTEREST-BEARING DEPOSITS
       DESIGNATED FOR FAB 2 OPERATIONS                           B            --                        --
     OTHER LONG-TERM INVESTMENT                                 C, D          --       15,425       15,425
                                                                       ---------    ---------    ---------
                                                                              --       15,425       15,425
                                                                       ---------    ---------    ---------

   PROPERTY AND EQUIPMENT, NET                                   D       510,645       (3,291)     507,354
                                                                       ---------    ---------    ---------

   DESIGNATED CASH AND SHORT-TERM AND
     LONG-TERM INTEREST-BEARING DEPOSITS                         B            --       31,661       31,661
                                                                       ---------    ---------    ---------

   OTHER ASSETS, NET:
     TECHNOLOGY                                                           61,441                    61,441
     OTHER                                                       F        16,359         (196)      16,163
                                                                       ---------    ---------    ---------
                                                                          77,800         (196)      77,604
                                                                       =========    =========    =========
        TOTAL ASSETS                                                   $ 678,686    $  11,938    $ 690,624
                                                                       =========    =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY                                           0

   CURRENT LIABILITIES
     CURRENT MATURITIES OF LONG-TERM DEBT                              $  21,103    $            $  21,103
     CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                F         6,453         (640)       5,813
     TRADE ACCOUNTS PAYABLE                                               59,741                    59,741
     OTHER CURRENT LIABILITIES                                             8,972                     8,972
                                                                       ---------    ---------    ---------
        TOTAL CURRENT LIABILITIES                                         96,269         (640)      95,629

   LONG-TERM DEBT                                                        497,000                   497,000

   CONVERTIBLE DEBENTURES                                       F, G      19,358       23,574       42,932

   LONG-TERM LIABILITY IN RESPECT
      OF CUSTOMERS' ADVANCES                                              59,621                    59,621

   OTHER LONG-TERM LIABILITIES                                  C, D      11,012       13,658       24,670
                                                                       ---------    ---------    ---------
        TOTAL LIABILITIES                                                683,260       36,592      719,852
                                                                       ---------    ---------    ---------

   CONVERTIBLE DEBENTURES                                        G        25,493      (25,493)          --
                                                                       ---------    ---------    ---------

   SHAREHOLDERS' EQUITY (DEFICIT)
     ORDINARY SHARES, NIS 1.00 PAR VALUE - AUTHORIZED
       500,000,000 AND 250,000,000 SHARES, RESPECTIVELY;
        ISSUED 68,232,056 AND 66,999,796 SHARES, RESPECTIVELY             16,548                    16,548
     ADDITIONAL PAID-IN CAPITAL                                  F       522,237        2,363      524,600
     SHAREHOLDER RECEIVABLES                                                 (26)                      (26)
     ACCUMULATED OTHER COMPREHENSIVE LOSS                        D            --       (1,554)      (1,554)
     ACCUMULATED DEFICIT                                                (559,754)          30     (559,724)
                                                                       ---------    ---------    ---------
                                                                         (20,995)         839      (20,156)
     TREASURY STOCK, AT COST - 1,300,000 SHARES                           (9,072)                   (9,072)
                                                                       ---------    ---------    ---------
        TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                             (30,067)         839      (29,228)
                                                                       =========    =========    =========
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     $ 678,686    $  11,938    $ 690,624
                                                                       =========    =========    =========


                                                                            AS OF DECEMBER 31, 2004
                                                                       -----------------------------------
                                                                 U.S.   AS PER                    AS PER
                                                                 GAAP   ISRAELI      ADJUST-        U.S.
                                                                REMARK   GAAP         MENTS         GAAP
                                                                ------ ---------    ---------    ---------
A S S E T S

   CURRENT ASSETS
     CASH AND CASH EQUIVALENTS                                         $  27,664    $            $  27,664
     DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS    B        53,793      (53,793)          --
     TRADE ACCOUNTS RECEIVABLE:
       RELATED PARTIES                                                     9,054                     9,054
       OTHERS                                                             10,232                    10,232
     OTHER RECEIVABLES                                                    11,365                    11,365
     INVENTORIES                                                          25,669                    25,669
     OTHER CURRENT ASSETS                                                  1,818                     1,818
                                                                       ---------    ---------    ---------
        TOTAL CURRENT ASSETS                                             139,595      (53,793)      85,802
                                                                       ---------    ---------    ---------

   LONG-TERM INVESTMENTS
      LONG-TERM INTEREST-BEARING DEPOSITS
       DESIGNATED FOR FAB 2 OPERATIONS                           B         5,134       (5,134)          --
     OTHER LONG-TERM INVESTMENT                                 C, D          --       16,350       16,350
                                                                       ---------    ---------    ---------
                                                                           5,134       11,216       16,350
                                                                       ---------    ---------    ---------

   PROPERTY AND EQUIPMENT, NET                                   D       609,296       (4,619)     604,677
                                                                       ---------    ---------    ---------

   DESIGNATED CASH AND SHORT-TERM AND
     LONG-TERM INTEREST-BEARING DEPOSITS                         B            --       58,927       58,927
                                                                       ---------    ---------    ---------

   OTHER ASSETS, NET:
     TECHNOLOGY                                                           76,950                    76,950
     OTHER                                                       F        16,533         (196)      16,337
                                                                       ---------    ---------    ---------
                                                                          93,483         (196)      93,287
                                                                       =========    =========    =========
        TOTAL ASSETS                                                   $ 847,508    $  11,535    $ 859,043
                                                                       =========    =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY                                           0

   CURRENT LIABILITIES
     CURRENT MATURITIES OF LONG-TERM DEBT                              $      --    $            $      --
     CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                F            --                        --
     TRADE ACCOUNTS PAYABLE                                               65,326                    65,326
     OTHER CURRENT LIABILITIES                                            10,678                    10,678
                                                                       ---------    ---------    ---------
        TOTAL CURRENT LIABILITIES                                         76,004           --       76,004

   LONG-TERM DEBT                                                        497,000                   497,000

   CONVERTIBLE DEBENTURES                                       F, G      26,651       (2,559)      24,092

   LONG-TERM LIABILITY IN RESPECT
      OF CUSTOMERS' ADVANCES                                              64,428                    64,428

   OTHER LONG-TERM LIABILITIES                                  C, D      15,445       18,756       34,201
                                                                       ---------    ---------    ---------
        TOTAL LIABILITIES                                                679,528       16,197      695,725
                                                                       ---------    ---------    ---------

   CONVERTIBLE DEBENTURES                                        G            --           --           --
                                                                       ---------    ---------    ---------

   SHAREHOLDERS' EQUITY (DEFICIT)
     ORDINARY SHARES, NIS 1.00 PAR VALUE - AUTHORIZED
       500,000,000 AND 250,000,000 SHARES, RESPECTIVELY;
        ISSUED 68,232,056 AND 66,999,796 SHARES, RESPECTIVELY             16,274                    16,274
     ADDITIONAL PAID-IN CAPITAL                                  F       517,476        2,363      519,839
     SHAREHOLDER RECEIVABLES                                                 (26)                      (26)
     ACCUMULATED OTHER COMPREHENSIVE LOSS                        D            --       (7,055)      (7,055)
     ACCUMULATED DEFICIT                                                (356,672)          30     (356,642)
                                                                       ---------    ---------    ---------
                                                                         177,052       (4,662)     172,390
     TREASURY STOCK, AT COST - 1,300,000 SHARES                           (9,072)                   (9,072)
                                                                       ---------    ---------    ---------
        TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                             167,980       (4,662)     163,318
                                                                       =========    =========    =========
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     $ 847,508    $  11,535    $ 859,043
                                                                       =========    =========    =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     I.   STATEMENTS OF OPERATIONS IN ACCORDANCE WITH U.S. GAAP

          Complying with SFAS 133 and SFAS 138 (D above) and APB 14 (F above) would not have materially affected the results of operations for the years ended December 31, 2005, 2004 and 2003.

     J.   COMPREHENSIVE INCOME (LOSS) IN ACCORDANCE WITH U.S. GAAP (SFAS 130)

          Comprehensive income (loss) represents the change in shareholder's equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) represents gains and losses that under U.S. GAAP are included in comprehensive income but excluded from net income. Following are statements of comprehensive loss in accordance with U.S.
          GAAP:

                                                         Year ended December 31,
                                               -------------------------------------------
                                                  2005            2004              2003
                                               ---------        ---------        ---------
Loss for the year according to U.S. GAAP       $(203,082)       $(137,768)       $(114,261)

Other comprehensive loss:
    Amortization of unrealized
       losses on derivatives                       1,328            1,328              664
    Unrealized gains on derivatives                4,173            7,514            1,276
                                               ---------        ---------        ---------
Net comprehensive loss for the year            $(197,581)       $(128,926)       $(112,321)
                                               =========        =========        =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     K.   LOSS PER SHARE DATA IN ACCORDANCE WITH U.S. GAAP (SFAS 128)

          In accordance with U.S. GAAP (SFAS 128, including the implementation of SFAS 133 and SFAS 138, and APB 14 as described above), the basic and diluted loss per share would be:


                                  Year ended December 31,
                             --------------------------------
                              2005         2004         2003
                             ------       ------       ------

Basic loss per share         $(3.06)      $(2.13)      $(2.45)
                             ======       ======       ======

Diluted loss per share       $(3.06)      $(2.13)      $(2.45)
                             ======       ======       ======

          For the purpose of U.S. GAAP, the beneficial feature attributed to the rights offering that retroactively adjusted loss per share under Israeli GAAP, as described in Note 12C, was eliminated since such accounting treatment is not allowed by U.S. GAAP.

          The following tables provide a reconciliation of the numerators and denominators of the basic and diluted per share computations for 2005, 2004 and 2003 in accordance with U.S. GAAP. The loss per share for each year presented according to U.S. GAAP may differ from the corresponding amount under Israeli GAAP due to different methods for determining the weighted average number of ordinary shares outstanding and the loss used to compute loss per share. According to Israeli GAAP, the weighted average number of ordinary shares outstanding for each year presented include retroactive effect from the beginning of each year of shares issued upon exercise of share options and warrants ("Exercise") and upon conversion of convertible debentures ("Conversion"), outstanding at the beginning of each year and giving effect to shares issuable from probable Exercise and from probable Conversion. Israeli GAAP further provide that loss per ordinary share is to be calculated based on loss for the year with the inclusion of imputed interest income on the exercise price of options and warrants exercised or of probable Exercise, and of financial expenses in relation to converted debentures or on probable Conversion. According to U.S. GAAP, the amount of shares underlying the options and warrants is accounted for according to the treasury method, regardless of the probability of the exercise of the options and warrants, and the amount of shares underlying convertible debentures is accounted for by application of the if-converted method. According to Israeli GAAP, the loss to compute basic loss per share should include imputed interest income on the exercise price of options and warrants exercised during the year and of probable Exercise and probable Conversion, an inclusion which is not allowed under U.S. GAAP.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     K.   LOSS PER SHARE DATA IN ACCORDANCE WITH U.S. GAAP (SFAS 128) (cont.)

Reconciliation for 2005:                              Year Ended December 31, 2005
                                               ----------------------------------------
                                                                  Shares
                                                   Loss        (in thousands)   Per-share
                                               (Numerator)     (Denominator)     amount
                                               -----------     -------------     ------
BASIC LOSS PER SHARE
Loss available to ordinary shareholders         $(203,082)          66,371       $(3.06)
                                                                                 ======
EFFECT OF DILUTIVE SECURITIES
Convertible debentures                                  -                -
Options and warrants                                    -                -
                                                ---------         --------

DILUTED LOSS PER SHARE
Loss available to ordinary
   shareholders after assumed conversions       $(203,082)          66,371       $(3.06)
                                                =========         ========       ======

          Options and warrants to purchase 28,437,207 Ordinary Shares at an average exercise price of $4.23 per share were outstanding as of December 31, 2005 but were not included in the computation of diluted loss per share because their effect was anti-dilutive. The options and warrants, which as of December 31, 2005 expire between January 2006 and November 2015 (weighted average remaining contractual life of 5.02 years), were still outstanding as of such date. Convertible debentures, convertible into 25,872,523 Ordinary Shares, were outstanding as of December 31, 2005 but were not included in the computation of diluted loss per share since their effect is anti-dilutive. Of that amount, 2,697,068 convertible debentures may be converted into Ordinary Shares until December 31, 2008, and the remaining 23,175,455 convertible debentures may be converted into Ordinary Shares until December 2011.

Reconciliation for 2004:                             Year Ended December 31, 2004
                                               ----------------------------------------
                                                                  Shares
                                                   Loss        (in thousands)   Per-share
                                               (Numerator)     (Denominator)     amount
                                               -----------    -------------      ------
BASIC LOSS PER SHARE
Loss available to ordinary shareholders         $(137,768)          64,633       $(2.13)
                                                                                 ======
EFFECT OF DILUTIVE SECURITIES
Convertible debentures                                 --               --
Options and warrants                                   --               --
                                                ---------        ---------
DILUTED LOSS PER SHARE
Loss available to ordinary
   shareholders after assumed conversions       $(137,768)          64,633       $(2.13)
                                                =========        =========       ======

          Options and warrants to purchase 17,374,088 Ordinary Shares at an average exercise price of $6.61 per share were outstanding as of December 31, 2004 but were not included in the computation of diluted loss per share because their effect was anti-dilutive. The options and warrants, which as of December 31, 2004 expire between January 2005 and December 2014 (weighted average remaining contractual life of 5.26 years), were still outstanding as of such date. Convertible debentures, convertible into 2,697,068 Ordinary Shares, were outstanding as of December 31, 2004 but were not included in the computation of diluted loss per share since their effect is anti-dilutive. The convertible debentures may be converted until December 31, 2008 into Ordinary Shares.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 20 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     K.   LOSS PER SHARE DATA IN ACCORDANCE WITH U.S. GAAP (SFAS 128) (cont.)


Reconciliation for 2003:                             Year Ended December 31, 2003
                                                ----------------------------------------
                                                                  Shares
                                                   Loss        (in thousands)   Per-share
                                               (Numerator)     (Denominator)     amount
                                                -----------    -------------      ------
BASIC LOSS PER SHARE
Loss available to ordinary shareholders         $(114,261)          46,710       $(2.45)
                                                                                 ======
EFFECT OF DILUTIVE SECURITIES
Convertible debentures                                 --               --
Options and warrants                                   --               --
                                                ---------        ---------

DILUTED LOSS PER SHARE
Loss available to ordinary
   shareholders after assumed conversions       $(114,261)          46,710       $(2.45)
                                                =========        =========       ======

          Options and warrants to purchase 14,003,621 Ordinary Shares at an average exercise price of $7.87 per share were outstanding as of December 31, 2003 but were not included in the computation of diluted loss per share because their effect was anti-dilutive. The options and warrants, which as of December 31, 2003 expire between April 2005 and December 2013 (weighted average remaining contractual life of 5.02 years), were still outstanding as of such date. Convertible debentures, convertible into 2,697,068 Ordinary Shares, were outstanding as of December 31, 2003 but were not included in the computation of diluted loss per share since their effect is anti-dilutive. The convertible debentures may be converted until December 31, 2008 into Ordinary Shares.

     L.   STATEMENTS OF CASH FLOWS IN ACCORDANCE WITH U.S. GAAP (SFAS 95)

          Complying with SFAS 95 would not have materially affected the cash flows of the Company for each of the years ended December 31, 2005, 2004 and 2003.